Law Offices
Morse & Morse, PLLC
Attorneys at Law
1400 Old Country Road, Suite 302
Westbury, New York 11590
Tel: (516) 487-1446
Fax: (516) 487-1452
E-Mail morgold@aol.com

July 3, 2007

Securities and Exchange Commission
Washington, DC 20459

Re:	Staff Comment No. 35 issued in response to Anchor Funding Services, Inc. (f/k/a BTHC XI, Inc. and f/k/a BTHC XI, LLC) Form 10-SB Registration Statement

Gentlemen:

We have been asked to answer Staff Comment No. 35 issued in response to Anchor Funding Services, Inc. (f/k/a BTHC XI, Inc. and f/k/a BTHC XI, LLC) Form 10-SB Registration Statement regarding BTHC XI, Inc.’s Plan Shares1 issued pursuant to the First Amended Joint Plan of Reorganization (the “Joint Plan”), as authorized by the Order Confirming First Amended Joint Plan of Reorganization entered on November 29, 2004 (the “Confirmation Order”), in the Chapter 11 proceeding of In re: Ballantrae Healthcare, LLC, et a1 case number 03- 33152-HDH-11, U. S. Bankruptcy Court for the Northern District of Texas, Dallas Division (hereinafter the “Ballantrae Proceeding”). In particular, we have been asked to answer the following comment from the SEC Letter:

“35.
Please advise us of the basis for your view that the 525,555 issued in connection with your predecessor's bankruptcy were exempt from registration pursuant to Section 1145(a)(1) of the Bankruptcy Code. In particular, provide us with your analysis of why you believe that the 367,500 shares offered and sold to Halter Financial Group were exempt from registration pursuant to Section 1145(a)(1). In doing so, please describe the relationship of Halter Financial Group, LLC to Anchor Funding before, during, and after the bankruptcy filing, In addition, provide us with your analysis regarding why Halter Financial should not be deemed an underwriter under Section 1145(b) of the Bankruptcy Code. Upon reviewing your response, we may have further comments. Please also see our related comment below under “Item 4. Recent Sales of Unregistered Securities.”

1 Any capitalized term not defined herein shall have the meaning ascribed to same as set forth in the Joint Plan.

In answering your staff comment no. 35, we first attach a copy of the entered Confirmation Order in the Ballantrae Proceeding, which has attached to it the Joint Plan (see Exhibit “A”). (It should be noted that the Joint Plan defines “HFG” as Halter Financial Group.) The Confirmation Order makes the following specific finding which is of relevance to comment no. 35:

“U. The issuance of Plan Shares to Administrative and Tax Claimants, including HFG, and Class 5 General Unsecured Claimants is made on account of their Allowed Claims, and satisfies the criteria of 11 U.S.C. 1145(a). Recipients of Plan Shares are not “underwriters” as defined in 11 U.S.C. 1145(b) of the Bankruptcy Code. The Joint Plan does not have as its principal purpose the avoidance of the application of Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).” (hereinafter the “Issuance Finding”)

The Issuance Finding that the Plan Shares issued, specifically those issued on account of Allowed Claims to HFG and Class 5 General Unsecured Claimants, satisfies the criteria of 11 U.S.C. §1145(a) means that the Plan Shares are issued pursuant to 11 U.S.C. §1145(c)2 and as such are deemed to be issued as the result of a public offering. By meeting the requirements of § 1145 (a), Section 5 of the Securities Act of 1933 and any state or local law requiring registration for offer or sale of a security does not apply to their issuance. In this case, as set forth in the Issuance Finding, all Plan Shares are issued under § 1145(a) and enjoy its full benefit, including those of § 1145(c).

The Issuance Finding is consistent with the findings or opinions in various SEC no action letters, as well as those set forth by other bankruptcy courts and in the SEC telephone interpretation issued on April 2, 2007. The law is very clear: securities issued under §1145 (a) and (c) are the equivalent of shares issued in a public offering and their character as being freely tradable is a characteristic which is retained by subsequent transferees3).

Based upon the Issuance Finding of the Bankruptcy Court in the Ballantrae Proceedings, those listed parties received their Plan Shares principally in an exchange for a claim against the Debtor. Counsel is not aware of any unsecured claims being purchased by any party from a Class 5 Unsecured Creditor, with the view to distribution of those securities, pre-plan confirmation.

2“(c) An offer or sale of securities of the kind and in the manner specified under subsection (a)(1) of this section is deemed to be a public offering.”

3 This opinion assumes that the transferees at the time of the receipt of their shares do not have any relationship to BTFIC XI, Inc., such as being an affiliate or an underwriter. If such circumstances were present then such transferees may have to comply with other applicable requirements in order to trade those securities. However, it is the status of the recipient, or some other circumstance, not the issuance of the Plan Shares themselves, which would cause the Plan Shares to no longer be freely tradable.

Counsel is not aware of any request for authority by any unsecured creditor to sell their claim to any party, due to the Bankruptcy Court ordered injunction on the trading of claims by Class 5 Unsecured Creditors from the confirmation date to the present, as to BTHC XI. Moreover, any such unreported transfer is expressly made void per the Plan. As such, in Counsel's opinion, the original holders of Class 5 Unsecured Claims received their shares in compliance with § 1145 (a)(1) and are still the holders of same. The same also holds for HFG, as specifically stated in the Confirmation Order.

The SEC’s staff has in the past taken the position, although not before a court of law, that a bankruptcy court can not make the determination of whether an issuance of stock under a plan in compliance with the requirements of 11 U.S.C. § 1145 (a)(1) is a public offering under § 1145 (c). This position is maintained, despite the fact that the SEC’s automatic standing in each and every Chapter 11 case, per 11 U.S.C. § 1109, is notified of each case and is able to seek to stop confirmation for various reasons including that the principal purpose of the plan is the avoidance of the application of the 1933 Securities Act under § 1129 (d). The SEC maintains that a no-action letter should be sought. Counsel maintains that claims preclusion (res judicata) principles preclude the SEC from contesting any determination by the Court relative to plan compliance with § 1145 and whether the stock issuance under a plan is a public offering under § 1145 (c), Counsel is of the opinion that the Bankruptcy Court has jurisdiction to determine if the issuance of stock under a plan is in compliance or not with the § 1145 (a). Moreover, the Bankruptcy Court in the Ballantrae Proceedings specifically found, as cited above that the issuance of Plan Shares met the requirements of § 1145 (a).

There was no request for a no action letter in the Ballantrae Proceedings. However, there have been other instances where the SEC has specifically delivered no action letters stating specifically, with minor variations:

“with respect to resales of the Company stock to be issued under the Plan, the Division concurs with your view that such securities would not be deemed ‘restricted’ under the Securities Act, and that resales of may be affected without registration so long as the selling security holder is not an ‘underwriter’ as defined under Section 1145 (b) of the Code or an ‘affiliate’ of the Company within the meaning of the Securities Act after the distribution.” Arrhythmia Research Technology, Inc., SEC No Action Letter (LEXIS 1078) November 2, 1993.

This position has been maintained in various other no action letters, See Grayhall Resources, Inc., SEC No Action Letter (LEXIS 2212) June 10, 1987; Oregon Steel Mills, Inc. SEC No Action Letter (LEXIS 326( February 26, 1993); Hasbro, Inc., SEC No Action Letter (LEXIS 988) September 28, 1989; Cyclops Industries, Inc. SEC No Action Letter (LEXIS 626) June 2, 1988.

Counsel has updated its research as to the SEC’s position on this issue and has noted an additional no action letter, a copy of which is attached as Exhibit “B”, Mooney Aerospace Group, Ltd. December 20, 2002, which maintains the same position set forth above with out any substantive modification. Also, we cite a new SEC telephone interpretation issued on April 2, 2007, which reads as follows:

Question 101.03

Question: Are securities that are received under Section 1145(a) of the Bankruptcy Code deemed restricted securities?

Answer: No. Securities received pursuant to a Bankruptcy Code proceeding under the circumstances described in Section 1145(a) of the Bankruptcy Code would not be deemed restricted securities because they would have been received in a “public offering” under Section 1145(c) of the Code. [April 2, 2007]

Additionally, in In re: Telios Pharmaceuticals, Inc. Case No. 95-00770-H11, United States Bankruptcy Court Southern district of California, that Court in its findings of fact and conclusions of law, specifically findings number 39 and 40, held that the stock issued under the Plan met the requirements of 11 U.S.C. § 1145 (a)(1) and that the stock could be resold by applicable parties without restriction on resale. In the Telles matter, various creditors objected to the proposed merger and issuance of stock. Among the grounds listed were that the stock would not be freely tradable. This position did not hold. Various cases continue to hold that securities issued under a confirmed Plan, which meets the requirements of § 1145(a), have the benefit of § 1145(c) status and that such securities can be resold, making them “freely tradable.”

Lastly, it should be noted that we have been advised that HFG had no relationship with the Issuer prior to bankruptcy. It’s relationship during and after the bankruptcy is described in detail in the Joint Plan.

Sincerely yours, Morse & Morse, PLLC

By:	/s/ Steven Morse
Steven Morse
Managing Member

Exhibit “A”

U.S. BANKRUPTCY COURT NORTHERN DISTRICT OF TEXAS ENTERED TAWANA C. MARSHALL, CLERK THE DATE OF ENTRY IS ON THE COURT'S DOCKET

The following constitutes the order of the Court.

Signed November 29, 2004.

/s/ United States Bankruptcy Judge
United States Bankruptcy Judge

UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF TEXAS

DALLAS DIVISION
In re: BALLANTRAE HEALTHCARE, LLC, et al., Debtors.	Chapter 11 Case No. 03-33152-HDH-11 Jointly Administered

ORDER CONFIRMING
FIRST AMENDED JOINT PLAN OF REORGANIZATION

WHEREAS, Ballantrae Healthcare, LLC, Ballantrae Texas, LLC, Ballantrae New Mexico, LLC, Ballantrae Missouri, LLC, Ballantrae Illinois, LLC, BTHC I, LLC, BTHC II, LLC, BTHC III, LLC, BTHC IV, LLC, BTHC V, LLC, BTHC VI, LLC, BTHC VII, LLC, BTHC VIII, LLC, BTHC X, LLC, BTHC XI, LLC, BTHC XII, LLC, BTHC XIV, LLC, BTHC XV, LLC, BTHC XVI, LLC, BTHC XVII, LLC, BTHC XIX, LLC, BTHC XX, LLC, BTHC XXI, LLC, BNMHC I, LLC, BMOHC I, LLC, BMOHC II, LLC, BILHC I, LLC, BILHC II, LLC, BILHC III, LLC, BILHC IV, LLC & BILHC V, LLC, (collectively “Ballantrae” and/or the “Debtors”) and the Official Committee of Unsecured Creditors (the “Committee”, which together with the Debtors are collectively known as the “Proponents”), filed their First Amended Joint Plan of Reorganization (the “Joint Plan”) with the Court on October 8, 2004 (Docket No. 1164);1 and

WHEREAS, on October 8, 2004, the Proponents filed their First Amended Disclosure Statement regarding the Joint Plan (the “Disclosure Statement”) (Docket No. 1165); and

WHEREAS, on October 15, 2004, the Court signed an Order approving the Disclosure Statement with respect to the Joint Plan (the “Disclosure Statement Order”) (Docket No. 1170), that among other things, (a) set October 23, 2004 as the deadline for the Proponents to serve the Disclosure Statement Order, the Disclosure Statement, the Joint Plan, and the appropriate Ballot or Non-Voting Notice, (b) fixed a deadline of November 15, 2004 at 5:00 p.m. for submitting Ballots, (c) fixed a deadline of November 15, 2004 to file objections to confirmation of the Joint Plan (the “Objection Deadline”), and (d) set the date of November 22, 2004 at 1:30 p.m. for the hearing to consider confirmation of the Joint Plan; and

WHEREAS, on October 18, 2004, Logan & Co., as agents for the Debtors, served the Disclosure Statement Order, the Disclosure Statement, the Joint Plan, and the Ballots or Non-Voting Notices (collectively, the “Solicitation Packages”) via first class mail on the parties entitled to receive such documents pursuant to Bankruptcy Rule 30 17(d), (e) and (f); and

WHEREAS, an objection (the “Objection”) to confirmation of the Joint Plan was filed by Excellence in Health (Docket No. 1261); and

WHEREAS, the Objection has been withdrawn, cured, or overruled; and

WHEREAS, no other objections to confirmation of the Joint Plan were filed by the Objection Deadline or thereafter; and

1Unless defined herein, capitalized terms shall have the meanings provided in the Disclosure Statement and Joint Plan (as defined herein).

WHEREAS, on November 22, 2004, the Debtors filed the Certification of Vote Tally on the Joint Plan (the “Vote Certification”) and an Affidavit of Balloting Agent (the “Balloting Affidavit”) attesting and certifying the results of the ballot tabulation for classes of claims entitled to vote on the Joint Plan; and

WHEREAS, on November 22, 2004, the Court held a hearing (the “Confirmation Hearing”) to consider confirmation of the Joint Plan; and

NOW, THEREFORE, based upon the Court’s review and consideration of (a) the Vote Certification and Balloting Affidavit, (b) the record of the Confirmation Hearing (including all evidence proffered or adduced at such hearing, the pleadings and other submissions filed in connection therewith, and the arguments of counsel made at such hearing); and (c) the entire record of the Debtors’ Chapter 11 Case; and after due deliberation thereon, and good cause appearing therefor, the Court makes the following findings of fact and conclusions of law:

A. Jurisdiction; Core Proceeding; Venue. This matter is a core proceeding, over which this Court has jurisdiction pursuant to 28 U.S.C. §§ 157(b)(2)(L) and 1334(a). Venue of these proceedings is proper under 28 U.S.C. §§ 1408 and 1409.

B. Judicial Notice. Judicial notice is hereby taken of the dockets of the Debtors’ Chapter 11 Cases, including, without limitation, all pleadings, claims, orders and other documents filed in the cases, and the transcripts of, and all evidence and arguments made, proffered or adduced at, the hearings held before the Court during the pendency of the Debtors’ Chapter 11 Cases.

C.Transmittal of Materials; Notice. Due, adequate and sufficient notice of the Disclosure Statement, the Joint Plan, the Confirmation Hearing and all deadlines for voting on or filing objections (e.g., the Objection Deadline) to the Joint Plan has been given to all known holders of Claims and Interests in accordance with the Disclosure Statement Order and the Bankruptcy Rules, and no other or further notice is or shall be required.

D. Solicitation. Votes for acceptance or rejection of the Joint Plan were solicited in good faith and in compliance with Bankruptcy Code sections 1125 and 1126, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, other applicable provisions of the Bankruptcy Code, and all other rules, laws and regulations. For purposes of 11 U.S.C. Section 1125(c), the Proponents and Halter Financial Group (“HFG”), as applicable, have solicited acceptances and rejections of the Plan and otherwise participated in the offering and issuance of securities of the Reorganized Debtors under the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and are entitled to the protections of Bankruptcy Code section 1125(e).

E. Distribution. All procedures used to distribute the Solicitation Packages to holders of Claims entitled to vote on the Joint Plan and to holders of Claims and Interests not entitled to vote on the Joint Plan, and to tabulate the Ballots were fair and conducted in accordance with Bankruptcy Code, the Bankruptcy Rules, and all other rules, laws and regulations.

F. Joint Plan Compliance with Bankruptcy Code (11 U.S.C. § 1 129(a)(1)). The Joint Plan complies with the applicable provisions of the Bankruptcy Code, in satisfaction of Bankruptcy Code section 1 129(a)(1).

1. Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1)). Valid business, factual and/or legal reasons exist for separately classifying the various Classes of Claims and Interests in the Joint Plan, and such Classes and the Joint Plan’s treatment thereof do not unfairly discriminate between the holders of Claims or Interests. The Joint Plan satisfies Bankruptcy Code sections 1122 and 1 123(a)(1).

2. Specify Impaired and Unimpaired Classes (11 U.S.C. § 1 123(a)(2) and (a)(3)). Article III of the Joint Plan specifies the treatment of all the Classes of Claims and specifies whether they are impaired or unimpaired thereby satisfying Bankruptcy Code section 1 123(a)(2) and section 1 123(a)(3).

3. No Discrimination (11 U.S.C. § 1 123(a)(4)). The Joint Plan provides for the same treatment for each Claim or Interest in each respective Class, thereby satisfying Bankruptcy Code section 1 123(a)(4).

4. Implementation of Joint Plan (11 U.S.C. § 1 123(a)(5)). The Joint Plan provides adequate and proper means for its implementation, thereby satisfying Bankruptcy Code section 1123 (a)(5).

5. Corporate Governance of Reorganized Debtor (11 U.S.C. § 1 123(a)(6) and
(a)(7). The Plan discloses the corporate governance and securities issues addressed in Bankruptcy Code section 1 123(a)(6) and section 1 123(a)(7) and complies with these sections.

G. Proponent’s Compliance with Bankruptcy Code (11 U.S.C. § 1 129(a)(2)). The Proponents have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying Bankruptcy Code section 1 129(a)(2). Specifically,

1. the Debtors are proper Debtors and the Proponents are proper proponents of the Joint Plan under Bankruptcy Code sections 109 and 1121(a), respectively;

2. the Proponents have complied with applicable provisions of the Bankruptcy Code, except as otherwise provided or permitted by orders of the Court; and

3. the Proponents have complied with applicable provisions of the Bankruptcy Code, the Bankruptcy Rules and the Disclosure Statement Order in transmitting the Solicitation Packages and soliciting and tabulating votes with respect to the Joint Plan.

H. Joint Plan Proposed in Good Faith (11 U.S.C. § 1 129(a)(3)). The Debtors and the Committee have proposed the Joint Plan in good faith and not by any means forbidden by law. The Joint Plan represents extensive arms-length negotiation among the Debtors, the Committee, and HFG and the advisors for these groups. Thus, the Joint Plan satisfies Bankruptcy Code section 1 129(a)(3).

I. Payments for Services or Costs and Expenses (11 U.S.C. § 1 129(a)(4)). Any payments made or to be made by the Debtors for services or costs and expenses in or in connection with the Debtors’ Chapter 11 Case, or in connection with the Joint Plan and incident to the Chapter 11 Case, or by a person issuing securities under the Joint Plan have been approved by or are subject to the approval of the Court as reasonable, thereby satisfying Bankruptcy Code section 1 129(a)(4).

J. Directors and Officers (11 U.S.C. § 1 129(a)(5)). The Plan specifies the post-confirmation officers and directors for the Reorganized Debtors, and satisfies Bankruptcy Code section 1 129(a)(5).

K. Best Interests of Creditors (11 U.S.C. § 1 129(a)(7)). The Joint Plan satisfies Bankruptcy Code section 1 129(a)(7). The Disclosure Statement and the evidence adduced at the Confirmation Hearing establish that each holder of an impaired Claim or Interest either has accepted the Joint Plan or will receive or retain under the Joint Plan, on account of such Claim or Interest, property of a value as of the Effective Date that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

L. Acceptance by Certain Classes (11 U.S.C. § 1 129(a)(8)). Classes 4, 5, 6 and 7 have voted to accept the Joint Plan in accordance with Bankruptcy Code sections 1126(c) and (d). Class 3 did not vote and the Debtors are unaware of any claims in Class 3.

M. Treatment of Administrative and Tax Claims (11 U.S.C. § 1 129(a)(9)). The treatment of Administrative Claims, Professional Fee Claims and Priority Tax Claims (which for ease of reference are listed as Classes 1 and 2 under the Joint Plan) pursuant to Article III of the Joint Plan satisfies the requirement of Bankruptcy Code section 11 29(a)(9) because these parties are deemed to have agreed to such treatment. In re Teligent, 282 B.R. 765 (Bankr. S. D. N.Y. 2002).

N. Acceptance by Impaired Classes (11 U.S.C. § 1 129(a)(10)). Class 4, 5, 6, and 7 are impaired and each voted to accept the Joint Plan. Therefore, at least one Class of Claims that is impaired under the Joint Plan has accepted the Joint Plan, as determined without including any acceptance of the Joint Plan by any insider, thus satisfying the requirements of Bankruptcy Code section 1 129(a)(10).

O. Feasibility (11 U.S.C. § 1 129(a)(1 1)). The Joint Plan provides for distributions to creditors in accordance with the priority scheme of the Bankruptcy Code. The Debtors, together with HFG and the Committee, have demonstrated a reasonable probability that reverse mergers or acquisitions which are provided for in the Plan to be secured by the Reorganized Debtors will take place prior to the Consummation of the Plan Date for each entity by demonstrating previous success with such transactions in other bankruptcy and non-bankruptcy contexts. Accordingly, the evidence establishes that the Joint Plan is feasible and is not likely to be followed by liquidation or further financial reorganization except as provided in the Joint Plan, thus satisfying the requirements of Bankruptcy Code section 11 29(a)(1 1).

P. Payment of Fees (11 U.S.C. § 1129(a)(12)). All fees payable under section 1930 of title 28 of the United States Code, as determined by the Court, have been paid or will be paid on the Effective Date pursuant to Article IV.B.2.(g) of the Joint Plan thus satisfying the requirements of Bankruptcy Code section 11 29(a)(12).

Q. Continuation of Retiree Benefits (11 U.S.C. § 1 129(a)(13)). To the extent the Debtors are obligated to pay any “retiree benefits,” as defined in Bankruptcy Code section 1114(a), such obligations shall continue after the Effective Date. However, the Debtors are unaware of any such obligations. Thus, the Joint Plan satisfies the requirements of Bankruptcy Code section 1129(a)(13).

R. Modifications to the Joint Plan. There have been no modifications to the Joint Plan. Accordingly, pursuant to Bankruptcy Rule 3019, the Joint Plan does not require any additional disclosure under Bankruptcy Code section 1125 or any re-solicitation of votes under Bankruptcy Code section 1126, nor does it require that holders of Claims be afforded an opportunity to change previously cast acceptances or rejections of the Joint Plan.

S. Satisfaction of Confirmation Requirements and Conditions to Confirmation. The Joint Plan satisfies the requirements for confirmation set forth in Bankruptcy Code section 1129.

T. Injunction. The injunction provision in Article XI of the Joint Plan (the “Injunction Provision”) is within the jurisdiction of the Court under 28 U.S.C. §§ 1334(a) and (b) the Injunction Provision has been consented to by the creditors, no objections having been filed.

U. The issuance of Plan Shares to Administrative and Tax Claimants, including HFG, and Class 5 General Unsecured Claimants is made on account of their Allowed Claims, and satisfies the criteria of 11 U.S.C. 1145(a). Recipients of Plan Shares are not “underwriters” as defined in 11 U.S.C. 1145(b) of the Bankruptcy Code. The Joint Plan does not have as its principal purpose the avoidance of the application of Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1. Confirmation. The Joint Plan is approved and confirmed under Bankruptcy Code section 1129 in its entirety. The terms of the Joint Plan are incorporated by reference into and are an integral part of this Confirmation Order. A copy of the Joint Plan is annexed to this Confirmation Order as Exhibit “A”.

2. Objections. The Objection, to the extent not otherwise withdrawn, waived or settled, is overruled on the merits.

3. Joint Plan Classification Controlling. The classifications of Claims for purposes of distributions to be made under the Joint Plan shall be governed solely by the terms of the Joint Plan. The classifications set forth on the Ballots tendered to or returned by the Debtors’ creditors in connection with voting on the Joint Plan were set forth on the Ballots solely for purposes of such voting, do not necessarily represent and in no event shall modify or otherwise affect the actual classification of such Claims under the Joint Plan for any purpose, and shall not be binding on the Debtors or Reorganized Debtors.

4. Binding Effect. Pursuant to Bankruptcy Code section 1141, and subject to the terms of this Confirmation Order, the Joint Plan and its provisions shall be binding upon and inure to the benefit of (a) the Debtors, (b)Target Debtors, (c) the Trust and any entity acquiring or receiving property or a distribution under the Joint Plan, (d) any present holder of a Claim against or Interest in the Debtors, whether or not the Claim or Interest of such holder is impaired under the Joint Plan and whether or not such holder or entity has accepted the Joint Plan, (e) any other party in interest, (f) any person making an appearance in the Chapter 11 Case and (g) any heirs, successors, assigns, trustee, executors, administrators, affiliates, directors, agents, representatives, attorneys, beneficiaries or guardians of the foregoing.

5. Vesting of Assets (11 U.S.C. §§ 1141(b) and (c)). Pursuant to Article IV of the Joint Plan and except for the Transition Assets, the property and assets of the Debtors’ Estate under section 541 of the Bankruptcy Code will vest in the Trust on the Effective Date free and clear of all Claims and Interests, and shall be subject to the obligations of the Trustee as set forth in the Joint Plan and the Confirmation Order. The Transition Assets shall vest in the Target Debtors on the Effective Date. Commencing on the Effective Date, and subject to the terms of the Joint Plan and this Confirmation Order, the Trust and the Target Debtors may deal with these assets and property and conduct their business without any supervision by, or permission from, the Court or the office of the United States Trustee, and free of any restriction imposed on the Debtors by the Bankruptcy Code or by the Court during the Cases.

6. Rejection of Executory Contracts and Unexpired Leases (11 U.S.C. § 1 123(b)(2)); Bar Date for Rejection Damage Claims. Pursuant to Article V of the Joint Plan, all executory contracts and unexpired leases to which the Debtors are a party are automatically rejected as of the Effective Date, unless such executory contract or unexpired lease was previously assumed by the Debtors. If the rejection of an executory contract or unexpired lease gives rise to a Claim, such Claim shall be forever barred and shall not be enforceable against the Debtors, Target Debtors, the Trust or their properties or agents, successors, or assigns, unless a proof of Claim is filed with the Court and served upon the Trustee no later than sixty (60) days after the Confirmation Date. If such claims are timely filed, such claims shall be payable solely by the Trust to the extent allowed and no other party or entity shall have any liability therefore.

7. Discharge. The Discharge Provisions of the Joint Plan as described in Article XI are now effective as provided for therein. Each Target Debtor shall be discharged pursuant to 11 U.S.C. § 1 141(d)(a)(A) upon meeting the conditions set forth in the Plan prior to that Debtors’ Consummation of the Plan Date. Except as set forth in the Joint Plan, on and after the Confirmation Date, every holder of an Administrative Claim, Tax Claim, Claim or an Interest shall be precluded and enjoined from asserting against any of the Debtors, any of the Target Debtors, or the assets held by any of them, any claim based on any document, instrument, judgment, award, order, act, omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

8. Injunction. The following actions are hereby enjoined: a) the transfer of any Administrative Claim or any Class 5 General Unsecured Claim from and after the Effective Date, until the Plan Shares as to each Post-Confirmation Debtor are issued to specific Allowed Administrative Claims or Allowed Class 5 Unsecured Claim; and b) the subsequent transfer of the Plan Shares of a Post-Confirmation Debtor issued to specific Allowed Administrative Claims or Allowed Class 5 General Unsecured Claim under Section 1145 of the Bankruptcy Code, until such time as the reverse merger or acquisition is completed by the applicable Post-Confirmation Debtor up to its Consummation of the Plan Date.

9. General Authorizations. The Debtors, Target Debtors, Trustee and their members, directors, officers, agents and attorneys are authorized and empowered to issue, execute, deliver, file or record any agreement, release, document, instrument or other agreement or document, and to take any action necessary or appropriate to implement, effectuate and consummate the Joint Plan in accordance with its terms, or take any or all corporate actions authorized to be taken pursuant to the Joint Plan, including any amendment or restatement of any bylaws, charter or the certificate of incorporation of the Debtors or Target Debtors, whether or not specifically referred to in the Joint Plan, without further order of the Court.

10. Exemption from Certain Taxes. Pursuant to Bankruptcy Code section 1146(c), any transfers from the Debtors to the Target Debtors, the Trustee or any other Person under the Joint Plan or this Confirmation Order, including, without limitation, the issuance, transfer, or exchange of debt or equity securities under the Joint Plan or the creation of any mortgage, lien, deed of trust or other security interest under the Joint Plan, shall not be subject to any tax under any law imposing a stamp tax or similar tax.

11. Bar Date for Administrative Claims. All requests for payment of an Administrative Claim, other than (a) a Professional Fee Claim, (b) a previously Allowed Administrative Claim, or (c) an administrative claim acknowledged as due by the Debtors in schedules delivered to the Trustee must be filed with the Court, and served on all parties required to receive notice thereof, no later than sixty (60) days after the Effective Date. Such application must include at a minimum (a) the name of the holder of the alleged Administrative Claim, (b) the amount of the alleged Administrative Claim, and (c) the basis of the alleged Administrative Claim. Failure to timely file and serve the application shall result in the Administrative Claim being forever barred and discharged. An Administrative Claim with respect to which notice has been timely and properly filed shall become an Allowed Administrative Claim if no objection is filed within 60 days after its filing and service. If an objection is filed within such 60-day period, the Administrative Claim shall become an Allowed Administrative Claim only to the extent Allowed by a Final Order.

12. Final Fee Applications. Each Professional who holds or asserts an Administrative Claim that is a Professional Fee Claim shall be required to file with the Bankruptcy Court, and shall serve on all parties required to receive notice, a fee application within sixty (60) days after the Effective Date. Objections to fee applications must be filed within sixty (60) days after the filing and service of the fee application. Failure to timely file a Professional fee application as required herein shall result in the asserted Professional Fee Claim being forever barred and discharged. A Professional Fee Claim with respect to which a fee application has been timely and properly filed shall become an Allowed Professional Claim only to the extent allowed by a Final Order.

13. Post Effective Date Corporate Governance. Timothy P. Halter, as the sole post-confirmation officer and director of each of the Target Debtors, is hereby authorized to execute any necessary documents to meet the statutory requirements for filing the necessary papers with the states of Texas, Delaware and any other state to effectuate the terms of the Plan. If a Target Debtor, in meeting its requirement to file a certificate of completion of a reverse merger or acquisition within the time frames required by the Joint Plan, files such certificate after a final decree is entered and this case is closed, then the case shall be automatically reopened without further Court order solely to allow the certificate to be filed, and no fee will be required by the Bankruptcy Court clerk for filing the certificate under 28 U.S.C. § 1930(b) or otherwise.

14.Payment of Fees, Filing of Reports and Tax Returns. All fees payable by the Debtors under 28 U.S.C. § 1930 shall be paid by the Trustee on the Effective Date, and the Trustee shall thereafter pay any statutory fees that come due after the Effective Date until the Case is closed. The pre-confirmation employees, officers and members of the Debtors shall have no responsibility after the Effective Date for the payment of such fees, filing further reports with the Bankruptcy Court or U.S. Trustee with any governmental entity unless expressly ordered otherwise by the Court.

15. Existing Interests. Pursuant to Article III of the Joint Plan, on the Effective Date, the Interests are cancelled.

16. Notice of Entry of Confirmation Order. On or before the tenth Business Day after the entry of this Confirmation Order, the Debtors shall serve notice of entry of this Confirmation Order pursuant to Bankruptcy Rules 2002(f)(7), 2002(k) and 3020(c) on all creditors and interest holders, the United States Trustee and other parties in interest by causing such notice to be delivered to such parties by first class mail, postage prepaid. If such notice is handled through an agent, the Debtors are authorized to pay to such agent the costs of the notice prior to transferring the Estate’s assets to the Trustee, or may direct the Trustee to pay such costs, in which event the Trustee is authorized and directed to do so.

17. Notice of Effective Date. Within five Business Days following the occurrence of the Effective Date, the Trustee shall file notice of the occurrence of the Effective Date with the Court and serve a copy of same on (a) counsel for the Committee, (b) the United States Trustee, and (c) entities that have requested notice in the Cases under Bankruptcy Rule 2002.

18. Reference to Joint Plan Provisions. The failure specifically to include or reference any particular provision of the Joint Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Joint Plan be confirmed in its entirety.

19. Inconsistency. In the event of an inconsistency between the Joint Plan and any agreement, instrument or document intended to implement the provisions of the Joint Plan, the provisions of the Joint Plan shall govern unless otherwise expressly provided for in such agreement, instrument or document. In the event of an inconsistency between (a) the Joint Plan and any agreement, instrument or document intended to implement the provisions of the Joint Plan and (b) this Confirmation Order, the provisions of this Confirmation Order shall govern.

20. Binding Effect. Pursuant to Bankruptcy Code section 1142(b) and the provisions of this Confirmation Order, the Joint Plan, and all Plan-related documents including without limitation the Settlement Order are enforceable, and this Court retains jurisdiction to enforce the provisions thereof as against any party.

21. Monthly Operating Reports. From and after the Confirmation Date, the Debtors and Target Debtors shall be relieved of any further obligation to file monthly operating reports with the Bankruptcy Court.

22. Termination of the Committee. Except as otherwise provided in the Joint Plan and this Confirmation Order, on the Effective Date, the Committee shall cease to exist, and its members and employees or agents (including, without limitation, attorneys, accountants and other professionals) will be released and discharged from any further authority, duties, responsibilities and obligations relating to, arising from, or in connection with their service on the Committee. The Committee will continue to exist after the Effective Date solely with respect to: (i) applications filed pursuant to section 330 and 331 of the Bankruptcy Code seeking payment of fees and expenses incurred by any professional; (ii) any post-confirmation modifications to, or motions seeking the enforcement of, the Joint Plan or the Confirmation Order; and (iii) any matters pending as of the Effective Date in the Chapter 11 Case, until such matters are finally resolved.

### END OF ORDER ###

EXHIBIT "A"
FIRST AMENDED JOINT PLAN OF REORGANIZATION

IN THE UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

IN RE:	§
§
BALLANTRAE HEALTHCARE, LLC, et al.,	§	CASE NO. 03-33152-HDH-1 1
§
DEBTORS.	§	Jointly Administered

FIRST AMENDED JOINT PLAN OF REORGANIZATION

FILED BY THE DEBTORS AND

OFFICIAL COMMITTEE OF UNSECURED CREDITORS

George H. Tarpley	Kenneth Stohner, Jr.
State Bar No. 19648000	State Bar No. 19263700
David Ellerbe	Marcus F. Salitore
State Bar No. 06530600	State Bar No. 24029822
NELIGAN TARPLEY ANDREWS & FOLEY LLP	JACKSON WALKER L.L.P.
1700 Pacific Avenue, Suite 2600	901 Main Street, Suite 6000
Dallas, Texas 75201	Dallas, Texas 75202
(214) 840-5300	(214) 953-6000
(214) 840-5301 (Fax)	(214) 953-5822 (Fax)
COUNSEL FOR THE DEBTORS	COUNSEL FOR OFFICIAL
AND DEBTORS-IN-POSSESSION	COMMITTEE OF UNSECURED
CREDITORS

DATED:September 29, 2004

TABLE OF CONTENTS

ARTICLE I. DEFINITIONS	3
A.Defined Terms	3
B.Rules of Interpretation and Computation of Time	11

ARTICLE II. CLASSIFICATION OF CLAIMS AND INTERESTS	12

ARTICLE III. TREATMENT OF CLASSES OF CLAIMS AND INTERESTS	13

ARTICLE IV. MEANS FOR IMPLEMENTATION AND EXECUTION OF THIS PLAN	18
A.Transfer of Assets	18
B.Creation of the Trust	18
C.Treatment of the Post Confirmation Debtors	22

ARTICLE V. TREATMENT OF EXECUTORY CONTRACTS ANDUNEXPIRED LEASES	29
A.Executory Contracts and Unexpired Leases to Be Rejected	29

ARTICLE VI. PROVISIONS GOVERNING DISTRIBUTIONS	29
A.Delivery of Distributions	29
B.Distribution Record Date	30
C.Timing and Calculation of Amounts to Be Distributed	30
D.Undeliverable Distributions	31
E.Setoffs	32

ARTICLE VII. PROCEDURES FOR RESOLVING TORT CLAIMS	32
A.Mandatory Procedures	32
B.Questionnaire	33
C.Mediation	34
D.Duty	34
E.Civil Litigation	35
F.Waiver of Claims Resolution Procedure	35

ARTICLE VIII. PROCEDURES FOR RESOLVING DISPUTED NON-TORT CLAIMS	35
A.Authority to Prosecute Objections to Claims	35
B.Treatment of Disputed Claims	36
C.Distributions on Account of Disputed Claims Once Allowed	36
D.Procedure for Resolution of Disputed Claims.	36

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN	37
A.Conditions to Confirmation	37
B.Conditions to the Effective Date	37
C.Waiver of Conditions to the Confirmation or Effective Date	38
D.Effect of Nonoccurrence of Conditions to the Effective Date	38

ARTICLE X. CRAMDOWN	39

ARTICLE XI. DISCHARGE, TERMINATION, AND INJUNCTION	39
A.Discharge of Claims and Termination of Interests	39
B.Injunctions	39
C.Settlement of all Intercompany Disputes and Claims to Consolidate the Debtors	41
D.Vesting	41

ARTICLE XII. RETENTION OF JURISDICTION	42

ARTICLE XIII. MISCELLANEOUS PROVISIONS	43
A.Dissolution of the Creditors Committee	43
B.Limitation of Liability	44
C.Modification of the Plan	44
D.Revocation of the Plan	44
E.Severability of Plan Provisions	45
F.Successors and Assigns	45
G.Service of Documents	46

INTRODUCTION

BTHC I, LLC, BTHC II, LLC, BTHC III, LLC, BTHC IV, LLC, BTHC V, LLC, BTHC VI, LLC, BTHC VII, LLC, BTHC VIII, LLC, BTHC X, LLC, BTHC XI, LLC, BTHC XII, LLC, BTHC XIV, LLC, BTHC XV, LLC, BTHC XVI, LLC, BTHC XVII, LLC, BTHC XIX, LLC, BTHC XX, LLC, BTHC XXI, LLC, BMOHC I, LLC, BMOHC II, LLC, BNMHC I, LLC, BILHC I, LLC, BILHC II, LLC, BILHC III, LLC, BILHC IV, LLC, BILHC V, LLC, Ballantrae Healthcare, LLC, Ballantrae Illinois, LLC, Ballantrae Missouri, LLC, Ballantrae New Mexico, LLC, and Ballantrae Texas, LLC (collectively, the “Debtors” and the “Ballantrae Entities”) and the Official Committee of Unsecured Creditors (collectively with the Debtors, the “Plan Proponents”) propose the following First Amended Joint Plan of Reorganization (the “Plan”). Reference is made to the Disclosure Statement for the Joint Plan of Reorganization (the “Disclosure Statement”), for a discussion of the history and business operations of the Debtors and for a summary and analysis of this Plan. All parties-in-interest are encouraged to review the Disclosure Statement thoroughly before voting to accept or reject this Plan.

II.
DEFINITIONS

23.Defined Terms

As used in the Plan, capitalized terms have the meanings set forth below. Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, will have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1. “Administrative Claim” means a Claim for costs and expenses of administration allowed under sections 503(b), 507(b) or 11 14(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the respective Estates and operating the businesses of the Debtors, such as wages, salaries, commissions for services, and payments for inventories, leased equipment and premises, and real and personal ad valorem taxes; (b) all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, 28 U.S.C. §§ 1911-1930; and (c) any funds lent to the Debtors pursuant to section 364 of the Bankruptcy Code.

2.“Administrative Claims Bar Date” means sixty (60) days after the Effective Date.

3.“Allowed Claim” means:

a. a Claim that (i) has been listed by one of the Debtors on its Schedules as other than disputed, contingent, or unliquidated and (ii) is not otherwise a Disputed Claim;

b. a Claim (i) for which a proof of claim or request for payment of Administrative Claim has been filed by the Bar Date or the Administrative Claims Bar Date, respectively,, or otherwise been deemed timely filed under applicable law and (ii) that is not otherwise a Disputed Claim; or

c. a Claim that is allowed: (i) in any stipulation of amount and nature of claim executed by one of the Debtors or a successor or the Trustee and a Claimant on or after the Effective Date; (ii) in any contract, instrument, or other agreement entered into in connection with the Plan and, if prior to the Effective Date, approved by the Bankruptcy Court; (iii) in a Final Order; or (iv) pursuant to the terms of the Plan.

4. “Avoidance Actions” means any avoiding powers, claims, rights or remedies under, relating to, or similar to Bankruptcy Code §§ 544, 545, 547, 548, 549 and 550, or any fraudulent conveyance, fraudulent transfers, or preference claims, other than such powers, claims, rights and remedies against the Releasees (as defined in the Settlement Motion), which were released under the Settlement Order.

5. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. § 101- 1330, as now in effect or hereafter amended.

6. “Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, or such other court having jurisdiction over the Cases.

7. “Bankruptcy Rules” means the rules of procedure in bankruptcy cases and local rules applicable to cases pending before the Bankruptcy Court, as the same may from time to time be in effect and applicable to these Cases.

8. “Bar Date” means August 5, 2003, the date by which a proof of claim must have been filed or any other applicable deadline established by a Final Order of the Bankruptcy Court.

9. “Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

10. “Cases” means the bankruptcy cases entitled In re BTHC I, LLC, BTHC II, LLC, BTHC III, LLC, BTHCIV, LLC, BTHC V, LLC, BTHC VI , LLC, BTHC VII , LLC, BTHC VIII,
LLC, BTHCX , LLC, BTHCXI, LLC, BTHC XII, LLC, BTHC XIV, LLC, BTHCXV, LLC, BTHC XVI, LLC, BTHC XVII , LLC, BTHC XIX , LLC, BTHC XX , LLC, BTHC XXI, LLC, BMOHC I, LLC, BMOHC II, LLC, BNMHC I, LLC, BILHC I, LLC, BILHC II, LLC, BILHC III, LLC, BILHC IV, LLC, BILHC V, LLC, Ballantrae Healthcare, LLC, Ballantrae Illinois, LLC, Ballantrae Missouri, LLC, Ballantrae New Mexico, LLC, and Ballantrae Texas, LLC (jointly administered under Case No. 03-33152-HDH-1 1) pending in the Bankruptcy Court.

11. “Cash” means cash, cash equivalents, or other readily marketable securities or instruments.

12. “Claim” means a “claim,” as defined in section 101(5) of the Bankruptcy Code, against any of the Debtors.

13. “Claimant” means a holder of a Claim.

14. “Class” means any group of substantially similar Claims or Interests as classified in Article II herein pursuant to section 1123 (a)(1) of the Bankruptcy Code.

15. “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order.

16. “Confirmation Order” means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

17. “Consummation of the Plan” means when all of the requirements of the Plan are met as to each of the Post Confirmation Debtors. Consummation of the Plan for each Post Confirmation Debtor is defined to have occurred after Substantial Consummation, as that term is defined in section 1101(2) of the Bankruptcy Code, of the Plan and only upon the occurrence of the Consummation of the Plan Date as to such Post Confirmation Debtor.

18. “Consummation of the Plan Date” means the date on which a reverse merger or acquisition is completed for each Post Confirmation Debtor. Such date shall not be later than six months from the Effective Date of the Plan for Ballantrae Health Care Acquisition Corp., no later than ten months from the Effective Date of the Plan for Ballantrae Illinois Acquisition Corp., no later than fourteen months from the Effective Date of the Plan for Ballantrae New Mexico Acquisition Corp., no later than eighteen months from the Effective Date of the Plan for Ballantrae Texas Acquisition Corp., no later than twenty two months from the Effective Date of the Plan for BTHC I Acquisition Corp., no later than twenty-six months from the Effective Date of the Plan for BTHC II Acquisition Corp., no later than thirty months from the Effective Date of the Plan for BTHC III Acquisition Corp., no later than thirty-four months from the Effective Date of the Plan for BTHC IV Acquisition Corp., no later than thirty-eight months from the Effective Date of the Plan for BTHC V Acquisition Corp., no later than forty-two months from the Effective Date of the Plan for BTHC VI Acquisition Corp., no later than forty-six months from the Effective Date of the Plan for BTHC VII Acquisition Corp., no later than fifty months from the Effective Date of the Plan for BTHC VIII Acquisition Corp., no later than fifty-four months from the Effective Date of the Plan for BTHC X Acquisition Corp. no later than fifty-eight months from the Effective Date of the Plan for BTHC XI Acquisition Corp., no later than sixty-two months from the Effective Date of the Plan for BTHC XII Acquisition Corp., no later than sixty-six months from the Effective Date of the Plan for BTHC XIV Acquisition Corp., and no later than seventy months from the Effective Date of the Plan for BTHC XV Acquisition Corp.

19. “Creditor” means the holder of an Allowed Claim.

20. “Creditors Committee” means the Official Committee of Unsecured Creditors appointed by the United States Trustee in the Cases pursuant to section 1102 of the Bankruptcy Code on or about April 23, 2003.

21. “Debtors” mean collectively, BTHC I, LLC, BTHC II, LLC, BTHC III, LLC, BTHC IV, LLC, BTHC V, LLC, BTHC VI, LLC, BTHC VII, LLC, BTHC VIII, LLC, BTHC X, LLC, BTHC XI, LLC, BTHC XII, LLC, BTHC XIV, LLC, BTHC XV, LLC, BTHC XVI, LLC, BTHC XVII, LLC, BTHC XIX, LLC, BTHC XX, LLC, BTHC XXI, LLC, BMOHC I, LLC, BMOHC II, LLC, BNMHC I, LLC, BILHC I, LLC, BILHC II, LLC, BILHC III, LLC, BILHC IV, LLC, BILHC V, LLC, Ballantrae Healthcare, LLC, Ballantrae Illinois, LLC, Ballantrae Missouri, LLC, Ballantrae New Mexico, LLC, and Ballantrae Texas, LLC , the debtors and debtors-in-possession in these Cases.

22. “Deficiency Claim” means a Claim equal to the amount, if any, by which the total Allowed Claim of any Creditor exceeds the sum of (i) any setoff rights of the Creditor against such Debtor provided for by applicable law and preserved by section 553 of the Bankruptcy Code, plus (ii) the portion of such Claim that is a Secured Claim; provided, however, that if the Class of which such Claim is a part makes the election provided for by section 1111(b) of the Code, there shall be no Deficiency Claim in respect of such Claim.

23. “Delaware Certificates” means the respective Certificates of Incorporation of each of the Target Debtors subsequent to the option to utilize a reincorporation merger as described in this Plan, if exercised.

24. “DIP Lender” means KBF in its capacity as the Lender as defined in the DIP Order.

25. DIP Order”means the Stipulation and Final Order Authorizing (A) Secured Post-Petition Financing on a Super Priority Basis Pursuant to 11 U.S.C. § 364, (B) Use of Cash Collateral Pursuant to 11 U.S.C. § 363 and (C) Grant of Adequate Protection Pursuant to 11 U.S.C. §§ 363 and 364, entered by the Bankruptcy Court in the Cases on June 4, 2003.

26. Disclosure Statement”means the disclosure statement (including all exhibits and schedules thereto or referenced therein) that relates to the Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code, as the same may be amended, modified, or supplemented.

27. “Disputed Claim” or “Disputed Interest” means a Claim or Interest, respectively, (i) scheduled on the Debtors’ schedules as disputed or (ii) to the extent a proof of Claim or Interest has been timely filed or deemed timely filed under applicable law or under this Plan, as to which an objection has been timely filed and has not been withdrawn on or before any date fixed for filing such objections by the Plan or order of the Bankruptcy Court and has not been denied by a Final Order.

28. “Distribution Record Date” means the first Business Day that is fifteen (15) days after the Confirmation Date.

29. “Effective Date” means a Business Day, as determined by the Debtors, as soon as reasonably practicable after all conditions to the Effective Date in the Plan have been met or waived pursuant to Article IX of the Plan.

30. “Estates” means, as to each of the Debtors, the estate created pursuant to section 541 of the Bankruptcy Code.

31. “Executory Contract” means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code which is not an Unexpired Lease.

32. “Existing Equity Securities” means all authorized common stock, partnership interests (whether general or limited) and all membership interests of each of the Ballantrae Entities issued and outstanding on the Petition Date.

33. “Final Distribution Date” means a date, as determined by the Trustee, when all of the remaining Trust Assets will be distributed under the terms of the Plan.

34. “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Cases or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified, or amended and as to which the time to appeal or seek certiorari or move for a new trial, reargument, or rehearing has expired and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing shall have been denied or resulted in no modification of such order.

35. “Halter Financial Group, Inc.” or “HFG” means the Texas corporation that will be responsible for locating a reverse merger or acquisition transaction for each Post Confirmation Debtor as described in this Plan.

36. “Initial Distribution Date” means a date, as determined by the Trustee, as soon as reasonably practicable following the Effective Date.

37. “Interest” means a holder of Existing Equity Securities.

38. “Interim Distribution Date(s)” means date(s), if any, as determined by the Trustee, between the Initial Distribution Date and the Final Distribution Date.

39. “KBB” means KB/Ballantrae, LLC, a limited liability company.

40. “KBF” means KB Funding, LLC, a limited liability company.

41. “LaSalle Bank” means LaSalle Bank National Association.

42. “New Bylaws and Charter” means the respective bylaws and post conversion corporate charters of each of the Post Confirmation Debtors subsequent to either the conversion of each Post Confirmation Debtor from a limited liability company to a corporation or because of a subsequent reincorporation merger as described in this Plan.

43. “Person” means any individual, corporation, general partnership, limited partnership, association, joint stock company, joint venture, estate, trust, unincorporated organization, government or any political subdivision thereof, governmental unit (as defined in the Bankruptcy Code), or other entity.

44. “Petition Date” means March 28, 2003 or April 10, 2003, as the case may be, the date on which the Ballantrae Entities filed petitions for relief under chapter 11 of the Bankruptcy Code.

45. “Plan” means this Joint Plan of Reorganization and all exhibits attached hereto or referenced herein, as the same may be amended, modified, or supplemented.

46. “Plan Proponent” means the Debtors and the Creditors’ Committee, as joint proponents of the Plan.

47. “Plan Shares” means: 1) any shares of common stock of each of the Post Confirmation Debtors issued to the holders of Allowed Administrative Claims, Allowed Class 5 General Unsecured Claims, and to HFG pursuant to section 1145 of the Bankruptcy Code; or 2) any share of common stock of any private corporate entity that is issued in any such transaction where the private corporate entity becomes the successor to the Debtor pursuant to § 1145 of the Bankruptcy Code. Plan Shares may be certificated or uncertificated, as those terms are utilized in Article 8 of the Uniform Commercial Code, as the board of directors of each Post Confirmation Debtor determines is necessary to fulfill the purpose of the Plan while minimizing costs and delays.

48. “Post Confirmation Debtors” means those Target Debtors that may become parties to a reincorporation merger and are to merge with a non-Debtor private entity and are either: (i) the surviving Delaware corporations subsequent to the completion of the reincorporation merger: or (ii) the resulting entities after a merger with the prospective private entity, which merger enables the private entity to issue its securities to those entitled to same under the Plan, as the Plan Shares. In such case, each Post Confirmation Debtor is, at a minimum, a successor of that Debtor under sections 1123 and 1145 of the Bankruptcy Code.

49. “Post Confirmation Debtor Shareholder Package-Administrative” means the bundle of Plan Shares, which each holder of an Allowed Administrative Claim shall receive. The bundle of Plan Shares which will be distributed to each such holder shall consist of Plan Shares from six of the seventeen Target Debtors which will become Post Confirmation Debtors. The Plan Shares will consist of 30% of the Plan Shares issued (the remaining 70% are to be issued to HFG if HFG elects such treatment) in the following Post Confirmation Debtors:

Ballantrae Health Care Acquisition Corp., Ballantrae Illinois Acquisition Corp., Ballantrae New Mexico Acquisition Corp., Ballantrae Texas Acquisition Corp., BTHC I Acquisition Corp., and BTHC II Acquisition Corp..

50. “Post Confirmation Debtor Shareholder Package-Class 5” means the bundle of Plan Shares which each holder of an Allowed Class 5 General Unsecured Claim shall receive. The bundle of Plan Shares which will be distributed to each such holder shall consist of Plan Shares from six of the eleven remaining Target Debtors which will become Post Confirmation Debtors (BTHC III Acquisition Corp., BTHC IV Acquisition Corp., BTHC V Acquisition Corp., BTHC VI Acquisition Corp., BTHC VII Acquisition Corp., BTHC VIII Acquisition Corp., BTHC X Acquisition Corp., BTHC XI Acquisition Corp., BTHC XII Acquisition Corp., BTHC XIV Acquisition Corp. and BTHC XV Acquisition Corp.). The holders of Allowed Class 5 General Unsecured Claims for each Post Confirmation Debtor shall comprise 30% of the Plan Shares as to such Post Confirmation Debtor (the remaining 70% are to be issued to HFG if HFG elects such treatment).

51. “Pro Rata” means (a) with respect to a holder of an Allowed Claim, the ratio of (i) the amount of the Allowed Claim to (ii) the aggregate amount of all Allowed Claims in the respective Class; and (b) with respect to a holder of an Allowed Interest, the ratio of (i) the number of shares of Existing Equity Securities held by such holder to (ii) the total number of shares of Existing Equity Securities issued as of the Petition Date.

52. “Professional” means any professional employed in the Cases pursuant to sections 327 or 1103 of the Bankruptcy Code.

53. “Professional Fee Administrative Claim” means a claim for compensation by a Professional for services rendered and reimbursement of expenses awarded or allowed under section 330(a) or 331 of the Bankruptcy Code.

54. “Rejected Leases and Contracts” means all Unexpired Leases and Executory Contracts of the Debtors that were not previously assumed by the Debtors.

55. “Rejection Claim” means any Claim arising by reason of rejection of a contract or lease pursuant to sections 365 or 1 123(b)(2) of the Bankruptcy Code.

56. “Schedules” means the schedules of assets and liabilities and the statements of the financial affairs filed by the Debtors, as required by section 521 of the Bankruptcy Code, as same may have been or may be amended, modified, or supplemented prior to the Effective Date.

57. “Secured Claim” means a Claim that is secured by a lien on property in which an Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, only to the extent of the value of the Claimant’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506 and, if applicable, section 1129(b) of the Bankruptcy Code.

58. “Settlement Motion” means the Amended Joint Motion to Approve Settlement of Debtors’ Claims Against Non-Debtor Affiliated Parties and LaSalle Bank National Association and to Abandon Certain Assets, which was filed in the Cases on March 24, 2004.

59. Settlement Order” means the order of the Bankruptcy Court granting the Settlement Motion, styled Order Approving Settlement of Debtors’ Claims Against Non-Debtor Affiliated Parties and LaSalle Bank National Association entered in the Cases on April 21, 2004.

60. “Settlement Proceeds” means the Cash and other rights of payment that the Debtors receive under the Settlement Order.

61. “Substantial Consummation” means the requirements set forth in section 1101(2) of the Bankruptcy Code and shall occur upon the transfer of the Debtors’ assets to the Trust pursuant to Article IV(A) of the Plan. Substantial Consummation occurs prior to and is independent of the Consummation of the Plan as defined in the Plan.

62. “Target Debtors” means collectively Ballantrae Healthcare, LLC, Ballantrae Illinois, LLC, Ballantrae New Mexico, LLC, Ballantrae Texas, LLC, BTHC I, LLC, BTHC II, LLC, BTHC III, LLC, BTHC IV, LLC, BTHC V, LLC, BTHC VI, LLC, BTHC VII, LLC, BTHC VIII, LLC, BTHC X, LLC, BTHC XI, LLC, BTHC XII, LLC, BTHC XIV, LLC and BTHC XV, LLC.

63. “Tax Claim” means an unsecured Claim for an amount entitled to priority under section 507(a)(8) of the Bankruptcy Code.

64. “Tort Claim” means any claim for liability against any of the Debtors or any other named insured for death, bodily injury, emotional distress, loss of consortium or pain and suffering, including but not limited to, causes of action under tort, wrongful death, negligence or arising under other state law theories of recovery, arising from or relating to any services rendered by any of the Debtors to or for the Claimant or a person by or through whom the Claimant alleges an entitlement to collect damages.

65. “Transition Assets” means $1,000 as to each Post Confirmation Debtor, which will remain with each Post Confirmation Debtor, provided that HFG elects to take Plan Shares in exchange for its Administrative Claim.

66. “Trust” means the trust established pursuant to the Plan and into which the Trust Assets will be transferred on and after the Effective Date.

67. “Trust Agreement” means the Trust Agreement, attached hereto as Exhibit 1.

68. “Trust Assets” means, collectively, the Settlement Proceeds and the Avoidance Actions.

69. “Trustee” means Arnaldo N. Cavazos, Jr., or that individual approved by the Bankruptcy Court to serve as trustee under the Trust Agreement.

70. “Unexpired Lease” means, collectively, any unexpired lease or agreement relating to a Debtor’s interest in real property and any unexpired lease or agreement granting rights or interests related to or appurtenant to the applicable real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

71. “Unsecured Claim” means a Claim that is neither a Secured Claim nor entitled to priority under the Bankruptcy Code or the orders of the Bankruptcy Court, including Rejection Claims and Deficiency Claims, other than those separately classified pursuant to the terms of Article III of the Plan.

24. Rules of Interpretation and Computation of Time

A. Rules of Interpretation

For purposes of the Plan, unless otherwise provided herein: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, will include both the singular and the plural; (b) unless otherwise provided in the Plan, any reference in the Plan to a contract, instrument, release, or other agreement or document being in a particular form or on particular terms and conditions means that such document will be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit, as it may have been or may be amended, modified, or supplemented pursuant to the Plan or Confirmation Order; (d) any reference to an entity as a holder of a Claim or Interest includes that entity’s successors, assigns, and affiliates; (e) all references in the Plan to sections, articles, and exhibits are references to sections, articles and exhibits of or to the Plan; (f) the words “herein,” “hereunder” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to articles and sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (h) subject to the provisions of any contract, certificates of incorporation, by-laws, similar constituent documents, instrument, release, or other agreement or document entered into or delivered in connection with the Plan, the rights and obligations arising under the Plan will be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and the Bankruptcy Rules; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code will apply.

B. Computation of Time

In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) will apply.

C. Consolidation of Claims

In determining the amount of Plan Shares which any appropriate Claimant is entitled to receive or in determining whether a Claimant holds a Convenience Claim or a General Unsecured Claim, all of the multiple filed or scheduled claims of such entity shall be combined into one claim for such purposes.

III.
CLASSIFICATION OF CLAIMS AND INTERESTS

All Claims and Interests are placed in the following Classes. The classification of Claims is made for purposes of voting on the Plan, making distributions hereunder, and for ease of administration. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of the Claim or Interest qualifies within the description of such different Class. A Claim or Interest is in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and has not been paid prior to the Effective Date.

A. Class 1 — Administrative Claims and Tax Claims

B. Class 2 — Professional Fee Administrative Claims.

C. Class 3— Secured Claims.

Class 3 consists of all Allowed Secured Claims against the Debtors.

D. Class 4— Convenience Claims.

Class 4 consists of all Allowed Unsecured Claims against the Debtors that are pre-petition Unsecured Claims of $100.00 or less, or which the holder elects to reduce to $100.00.

E.Class 5 — General Unsecured Claims.
Class 5 consists of all Allowed Claims against the Debtors that are pre-petition Unsecured Claims (including Rejection Claims and Deficiency Claims) in excess of $100.00 and are not otherwise classified herein.

F. Class 6 — Claims of KBB and KBF.

Class 6 consists of all claims of KBB and KBF, both pre-petition claims for loans to the Debtors secured by various assets of the Debtors, and post-petition claims as the DIP Lender.

G. Class 7 — Claims of LaSalle Bank.

Class 7 consists of all claims of LaSalle Bank as the pre-petition lender to the Debtor which are secured by various assets of the Debtors.

H.Class 8 — Interests.

Class 8 consists of all Allowed Interests of holders of Existing Equity Securities.

IV.
TREATMENT OF CLASSES OF CLAIMS AND INTERESTS

A. Class 1 — Administrative and Tax Claims.

i. Generally

Administrative Claims and Tax Claims will be divided into two categories, consisting of claims equal to or less than $200 and those which are over $200. All holders of Allowed Administrative Claims and Allowed Tax Claims which total $200 or less shall be paid their Allowed Administrative Claim or Allowed Tax Claim in full on the Effective Date. All Allowed Administrative Claims and Allowed Tax Claims which are over $200 are impaired under the Plan.

Holders of Allowed Administrative Claims and Allowed Tax Claims which total more than $200 will receive the following consideration:

(i) A Cash payment calculated on a Pro Rata basis (based on the amount of the claim of each holder) as soon as reasonably practicable after the later of (a) the Effective Date or (b) the date that the Claim becomes an Allowed Claim, from the $500,000 amount of Settlement Proceeds contributed under the Settlement Order for Administrative Claims less the amount paid to resolve Allowed Administrative Claims and Allowed Tax Claims which total $200 or less;

(ii) If HFG makes the election to receive Plan Shares, then each holder of an Allowed Administrative Claim and an Allowed Tax Claim will also receive a Post Confirmation Debtor Shareholder Package - Administrative which includes Plan Shares in six of the Post Confirmation Debtors. The number of Plan Shares each holder of an Allowed Administrative Claim and an Allowed Tax Claim shall receive in its Post Confirmation Shareholder Package will be determined by cumulating all such holder’s non-repetitive claims against the Debtors and treating them as if they were claims against one entity. Distribution of the Plan Shares and which Post Confirmation Debtors will issue those Plan Shares will be based on the ratio each such holder’s Allowed Administrative Claim or Allowed Tax Claim bears to all Allowed Administrative Claims or Allowed Tax Claims, respectively, as set forth in Article IV.C.3 of the Plan; and

(iii) A Cash payment calculated on a Pro Rata basis (including Professional Fee

Administrative Claims) from any recovery from the Avoidance Actions.

The Allowed Administrative Claim of HFG will be paid in accordance with the promissory notes executed by each of the Post Confirmation Debtors, or HFG may receive 70% of the Plan Shares issued regarding each of the Post Confirmation Debtors in full satisfaction of its Administrative Claim if HFG files an election to receive such treatment. HFG shall make such election on or before the date which is fourteen days prior to the hearing on confirmation of the Plan.

ii.Administrative Claims Bar Date

Requests for the payment of Administrative Claims, except any obligation by the Debtors to HFG which have been allowed by virtue of prior orders of the Court, but which remain subject to the election referenced above, must be filed with the Bankruptcy Court and served on the Trustee no later than the Administrative Claims Bar Date. Failure to file such requests or applications prior to the Administrative Claims Bar Date shall forever bar the recovery of such Claims against the Debtors, the Trustee, the Trust, or the Assets.

B. Class 2 — Professional Fee Administrative Claims.

i. Generally

Professional Fee Administrative Claims incurred through February 29, 2004, shall be paid on a Pro Rata basis (based on the amount of the Claim of each holder) from the $800,000.00 carve-out established under the DIP Order and the Settlement Order per the interim distributions previously made by the Debtors to Professionals pursuant to the interim fee procedures established by the Bankruptcy Court. Professional Fee Administrative Claims incurred after February 29, 2004, will be paid from the $200,000.00 amount of Settlement Proceeds contributed under the Settlement Order for Professional Fees and proceeds from the amount, if any, that HFG lends to the Post Confirmation Debtors, provided that any taxes directly related to the existence of the organization or its ability to convert from a limited liability company to a corporation must be paid from the sums advanced by HFG. Any deficiency remaining of Professional Fee Administrative Claims after the above payments will be paid from any recovery from the Avoidance Actions on a Pro Rata basis (including Administrative and Tax Claims).

ii.Professional Fee Administrative Claim Bar Date

Applications by Professionals for the payment of Professional Fee Administrative Claims must be filed with the Bankruptcy Court and served in accordance with Fee Procedure Order no later than the Administrative Claims Bar Date. Failure to file such requests or applications prior to the Administrative Claims Bar Date shall forever bar the recovery of such Claims against the Debtors, the Trustee, the Trust, or the Assets.

C. Class 3— Secured Claims. Secured Claims are impaired under the Plan. At the sole discretion of the Trustee,
Allowed Secured Claims will either (a) receive the collateral securing the Secured Claim, or (b) be paid in Cash in full, plus interest (if any) allowable under applicable law, as determined by the Bankruptcy Court, as soon as reasonably practicable after the later of (i) the Initial Distribution Date or (ii) the date that the Claim becomes an Allowed Claim.

D. Class 4— Convenience Claims. Convenience Claims are impaired under this Plan. Each holders of an Allowed
Convenience Claim will be paid in Cash in an amount equal to the greater often dollars ($10.00) or fifteen percent (15%) of such holder’s Allowed Convenience Claim as soon as reasonably practicable after the later of (a) the Initial Distribution Date or (b) the date that the Claim becomes an Allowed Claim.

E.Class 5— General Unsecured Claims.

General Unsecured Claims are impaired under this Plan. The Class 5 Claims will receive the following consideration:

(i) A Cash payment calculated on a Pro Rata basis (based on the amount of the Allowed Claim of each holder) as soon as practicable after the later of (a) the Effective Date, or

(b) the date that the claim becomes an Allowed Claim, from the $1,100,000.00 amount of Settlement Proceeds contributed under the Settlement Order for Unsecured Creditors, less the amount necessary to pay the holders of Allowed Class 4 Claims;

(ii) A Post Confirmation Debtor Shareholder Package - Class 5, if HFG elects to receive Plan Shares in exchange for its Allowed Administrative Claim. The number of Plan Shares each holder of an Allowed General Unsecured Claim shall receive in its Post Confirmation Shareholder Package will be determined by cumulating all such holder’s non-repetitive claims against the Debtors and treating them as if they were claims against one entity. Distributions of the Plan Shares will be based on the ratio each such holder’s Allowed General Unsecured Claim bears to all Allowed General Unsecured Claims as set forth in Article IV.C.3 of the Plan. Each claimant should receive Plan Shares in six Post Confirmation Debtors; and

(iii) A Cash payment calculated on a Pro Rata basis from any recovery from the Avoidance Actions after payment in full to Classes 1 and 2.

F.Class 6 — KBB and KBF Claims.

All claims of KBB and KBF, secured and unsecured, pre-petition and post-petition, against the Debtors and their Estates, have been resolved and satisfied pursuant to the Settlement Order. KBB and KBF have waived any right to participate in the Settlement Proceeds or any recovery from the Avoidance Actions or the Plan Shares and will derive their recovery solely from the Abandoned Assets (as defined in the Settlement Motion); provided, that to the extent the Affiliates (as defined in the Settlement Motion, including KBB and KBF)or their agents have bought any Administrative Claims, the Affiliates may participate in the $500,000 portion of the Settlement Proceeds provided by the Affiliates for distribution to Administrative Claimants to the extent of the portion thereof that is payable on account of such purchased Administrative Claims or the amount the Affiliates paid for such claims, whichever is less.

G. Class 7 — LaSalle Bank Claims.

All claims of LaSalle Bank, both secured and unsecured, against the Debtors and their Estates, have been resolved and settled pursuant to the Settlement Order. LaSalle Bank has waived any right to participate in the Settlement Proceeds, any recovery from the Avoidance Actions or the Plan Shares and will derive its recovery solely from the Abandoned Assets and any other non-Debtor entities which may be liable to it.

H. Class 8 — Equity Interests.

Equity Interests are impaired under the Plan. On the Effective Date, the Existing Equity Securities will be canceled, and trading of shares of Existing Equity Securities will cease. Holders of Equity Interests will not receive or retain any property under the Plan on account of their interests in the Debtors.

V.
MEANS FOR IMPLEMENTATION AND EXECUTION OF THIS PLAN

25.
Transfer of Assets On the Effective Date, all Settlement Proceeds and all Avoidance Actions, and any other assets of the Debtors, save for the Transition Assets, shall be transferred to the Trust free and clear of all liens, claims, and encumbrances.

26.	Creation of the Trust

A.Transfer of assets

On the Effective Date, the Trust will be established and become effective, and title to the Settlement Proceeds, the Avoidance Actions and any other assets, save for the Transition Assets, will automatically vest in the Trust on the Effective Date. Except as otherwise provided herein, the Trustee (in the capacity as Trustee and not in his or her individual capacity) shall assume liability for and the obligations to make the distributions required to be made under the Plan but shall not otherwise assume liabilities of the Debtors.

B.Powers and duties of the Trustee

i. Maintenance, safekeeping, and liquidation of assets. Subject to the provisions of the Trust Agreement and of this Plan, the Trustee will take possession of the Trust Assets to be transferred to the Trust and will conserve, protect, collect, and liquidate or otherwise convert into Cash all assets that constitute part of the Trust Assets and all other property incidental thereto which may thereafter be acquired by the Trust from time to time under the Trust or under the Plan. The Trustee will have the sole right, power, and discretion to manage the affairs of the Trust including, but not limited to, having authority to consummate sales of assets under terms and conditions negotiated and agreed upon as set forth in the Trust Agreement, in all other respects under such terms and conditions as the Trustee, in good faith discretion and in the exercise of good faith business judgment, deems appropriate to carry out the purposes of the Trust and shall have no liability except for willful misconduct, fraud, or gross negligence. Subject to the foregoing, the Trustee will have the right and power to enter into any contracts or agreements binding the Trust, and to execute, acknowledge, and deliver any and all instruments that are necessary, required, or deemed by the Trustee to be advisable in connection with the performance of its duties thereunder. The Trustee will be a representative of the Debtors’ Estates pursuant to Bankruptcy Code section 1 123(b)(3) and as such will have the power to prosecute, in the name of the Trust, the Debtors’ Estates or otherwise any Avoidance Actions except claims and Avoidance Actions released in the Settlement Order. Additionally, the Trustee will have power to (i) do all acts contemplated by the Plan to be done by the Trustee and (ii) do all other acts that may be necessary or appropriate for the final liquidation and distribution of the Trust Assets.

ii. Hire professionals. The Trustee shall have the right to hire professionals and to incur expenses in order to implement the Plan and shall be entitled to pay such expenses without approval by the Bankruptcy Court.

iii. Prosecution of Avoidance Actions. All Avoidance Actions belonging to the Debtors and their Estates shall be transferred to the Trust, and the Trustee shall have the right to prosecute such causes of action or to use such causes of actions as counterclaims to Claimants. Proceeds of any litigation conducted by the Trustee will belong to the Trust and will be administered pursuant to the Trust Agreement and the Plan.

iv. Avoidance Actions. All Avoidance Actions are hereby transferred to the Trust, subject to the following terms:

(1) any Avoidance Action may be asserted as a basis to object to any Claim pursuant to section 502(d) of the Bankruptcy Code;

(2) the Trustee may assert any Avoidance Action pursuant to sections 542, 543, 544, 546, 548 or 549 of the Bankruptcy Code as a basis for an affirmative recovery against any Person, including without limitation any cause of action pursuant to the Texas Fraudulent Transfer Act, section 24.01 et seq. of the Tex. Bus. & Comm. Code, or under any other applicable law or statute, whether or not such Person asserts any Claim against the Trust except that the Trustee shall have no authority to prosecute directly or otherwise any claim released in the Settlement Order; and

(3) the Trustee may assert a preference claim pursuant to section 547 of the Bankruptcy Code against any Person except that the Trustee shall have no authority to prosecute directly or otherwise any claim released in the Settlement Order.

v. Claim objections. The Trustee shall have the power and authority to object to any Claim asserted against the Trust or any of the Debtors. Without limiting the generality of the foregoing, the Trustee shall have the following powers:

(1) to object to any Claim which may be asserted against the Debtors or the Trust on any legal or equitable basis;

(2) to seek subordination of any Claim or Interest on any legal or equitable basis;

(3) to assert any offset or right of recoupment, including without limitation any such right pursuant to section 553 of the Bankruptcy Code;

(4) to assert any and all defenses to any Claim, whether legal or equitable, including any affirmative defenses;

(5) to assert any counterclaim against any Claim, whether arising out of the same or different transactions, except that no claims released in the Settlement Order may be asserted as counterclaims or otherwise; and

(6) to object to any Claims on the basis of section 502(d) of the Bankruptcy Code.

vi. Distributions. The Trustee shall make distributions to holders of Allowed Claims and Interests, as set forth in Article VI.

vii.Administration.

(1)Payment of quarterly fees. The Trustee shall be responsible for timely payment of United States Trustee quarterly fees incurred pursuant to 28 U.S.C. §1930(a)(6). Any fees due as of the Confirmation Date will be paid in full on the Effective Date. After the Confirmation Date, the Trustee shall pay such quarterly fees as they accrue until the Cases are closed. The Trustee shall file with the Court and serve on the United States Trustee a quarterly financial report for each quarter (or portion thereof) that the Cases remain open in a format prescribed by the United States Trustee.

(2)Final decree. Unless extended as provided herein, the Trust will terminate at the end of five years from the Effective Date; provided, however, that upon completion of administration of the Avoidance Actions and distribution of all Trust Assets and satisfaction as far as possible of all remaining obligations, liabilities, and expenses of the Trust pursuant to the Plan prior to such date, and upon the conclusion of the prosecution of objections to any Claims brought by the Trustee, the Trustee may, with approval of the Bankruptcy Court, sooner terminate the Trust; and provided further, that prior to the end of five years from the Effective Date, the Trustee or any beneficiary of the Trust may move the Bankruptcy Court to extend the termination date of the Trust after notice to interested parties and an opportunity for hearing. Upon termination and complete satisfaction of its duties under the Trust Agreement, the Trustee will be forever discharged and released from all powers, duties, responsibilities and liabilities pursuant to the Trust other than those attributable to the gross negligence, fraud or willful misconduct of the Trustee. The Trustee shall file a motion for entry of final decree pursuant to Bankruptcy Rule 3022 promptly upon administration in full of the Debtors’ Estates.

viii. Reporting duties. Thirty (30) days after the end of each calendar quarter and thirty (30) days after termination of the Trust, the Trustee will file with the Bankruptcy Court an unaudited written report and account showing (i) the assets and liabilities of the Trust at the end of such quarter or upon termination, (ii) any changes in the Trust Assets which have not been previously reported, and (iii) any material action taken by the Trustee in the performance of its duties under the Trust and under the Plan that has not been previously reported.

ix. Release. The Trustee will be released and indemnified by the Trust for all obligations and liabilities of the Debtors and the Trust, save and except those duties and obligations of the Trustee set forth in the Plan and those attributable to the gross negligence, fraud or willful misconduct of the Trustee.

x. Monitoring, auditing, and bonding. The Trustee will be required to post bond on such terms and in such amount as approved by the Bankruptcy Court.

xi. Access to the Bankruptcy Court. The Trustee shall be entitled to the full benefit of, and to exercise all powers incident to, the jurisdiction retained by the Bankruptcy Court pursuant to Article XII of this Plan. Without limiting the generality of the foregoing, the Trustee may seek any of the following relief from the Bankruptcy Court:

(1) any order or other relief implementing, construing, or applying this Plan, the Confirmation Order, or the Trust Agreement relating to any power or duty of the Trustee; and

(2) any order, writ, or other process necessary or appropriate to the performance, implementation, consummation, or construction of this Plan or the Trust Agreement.

xii. Filing of Returns and Effect on Consummation of the Plan Date. The Trustee shall be responsible for preparing and filing on behalf of each Debtor, Target Debtor and Post Confirmation Debtor any necessary federal, state or local tax returns for year 2004, all subsequent years and any preceding years to the extent such tax returns have not been filed. The Trustee shall use his reasonable judgment in determining which tax returns are necessary; provided however, that in the event that said returns are not filed within 60 days after the Effective Date, then the Consummation of the Plan Date as to the applicable Post Confirmation Debtor shall be extended by the number of days required to file such tax returns beyond said 60 day period. The Trustee shall be authorized to execute and file on behalf of the Debtors and the Trust all state and federal tax returns required to be filed under applicable law and to pay any taxes due in connection with such returns. The Trustee shall be authorized to file any action pursuant to § 505 of the Bankruptcy Code regarding the determination of any tax alleged to be due and owing by the Debtors.

C.Compensation

The Trustee will be entitled to receive compensation for services rendered on the basis of an hourly rate approved by the Bankruptcy Court. The Trustee and any professional employed by the Trustee shall be paid from the Settlement Proceeds and any recovery from the Avoidance Actions.

27. Treatment of the Post Confirmation Debtors

A. Continued Existence, Entity Conversion and Subsequent Corporate Governance. If HFG elects to receive Plan Shares under the Plan in payment of its Allowed Administrative Claim, then the following provisions of the Plan shall apply:

i. Those entities which are Target Debtors will, after the Confirmation Date, be converted from limited liability companies to C Corporations in accordance with each of the Target Debtor’s otherwise applicable state law regarding the transformation of a limited liability company to a corporate entity. Tim Halter, as the President of each of the Post Confirmation Debtors, shall be authorized by the Confirmation Order to execute and file any documents required to effectuate each conversion. No additional authorization shall be required, as the Confirmation Order will be the equivalent of any necessary approval by the managers and members of each of the Target Debtors to so act. The new bylaws will be adopted under such authority as to each Post Confirmation Debtor as well.

ii. Each of the Post Confirmation Debtors’ existence, after conversion from a limited liability company to a corporation, shall continue post-confirmation as necessary to effect a reverse merger or acquisition prior to each Post Confirmation Debtor’s Consummation of the Plan Date. The state of converted incorporation of each Post Confirmation Debtor may, at the Post Confirmation Debtor’s discretion exercised solely by its board of directors, be changed from its state of converted incorporation to the State of Delaware by means of a merger with and into a Delaware corporation formed for the purpose of effecting such reincorporation merger. Subsequent to their conversion from a limited liability entity to a corporate entity, the Post Confirmation Debtors shall be known as Ballantrae Health Care Acquisition Corp., Ballantrae Illinois Acquisition Corp., Ballantrae New Mexico Acquisition Corp., Ballantrae Texas Acquisition Corp., BTHC I Acquisition Corp., BTHC II Acquisition Corp., BTHC III Acquisition Corp., BTHC IV Acquisition Corp., BTHC V Acquisition Corp., BTHC VI Acquisition Corp., BTHC VII Acquisition Corp., BTHC VIII Acquisition Corp., BTHC X Acquisition Corp., BTHC XI Acquisition Corp., BTHC XII Acquisition Corp. BTHC XIV Acquisition Corp., and BTHC XV Acquisition Corp. In the case of a reincorporation merger, each Post Confirmation Debtor will continue its subsequent corporate existence as a Delaware corporation and will be governed by the General Corporation Law of Delaware, its Delaware Certificate and its New Bylaws. Except as provided in the Plan, each Post Confirmation Debtor shall be responsible for any and all costs or liabilities that it incurs from and after the Confirmation Date.

iii. Each Post Confirmation Debtor, upon its Consummation of the Plan, will not have any liability for any pre-petition or pre-confirmation debts or liabilities of any of the Debtors or obligations of the Trust other than issuance of the Plan Shares as provided herein. The Trust shall not have any liability for any debts or liabilities of the Post Confirmation Debtors to any entity which arise post-confirmation and/or as a result of or in connection with the recapitalization contemplated by the Plan. In the event that any such debts or liabilities of a Post Confirmation Debtors which arises post-confirmation is asserted against the Trust, that Post Confirmation Debtor shall be liable for the payment of such debts and shall indemnify the Trust from any costs or liabilities incurred by the Trust as a result of the activities of that Post Confirmation Debtors, reimbursement for such costs and liabilities being paid to the Trust as same are incurred. Nothing herein shall imply any responsibility or liability of one Post Confirmation Debtor for any post confirmation debts of another Post Confirmation Debtor, whether asserted against the Trust or against a different Post Confirmation Debtor.

iv. Each Post Confirmation Debtor, after conversion to a corporation, will have 40,000,000 authorized shares of common stock, inclusive of the Plan Shares issued and distributed as to each Post Confirmation Debtor under the Plan. Copies of the form of the proposed New Bylaws and Charter will be supplied by HFG to the Creditors’ Committee and the Debtors at least 10 days prior to the hearing on confirmation and may be obtained by contacting the attorney for the Debtors, HFG or the Creditors’ Committee. The officers of each Post Confirmation Debtor will take all corporate action necessary to adopt the Delaware Certificates following the Confirmation Date, if the reincorporation merger option is taken as to that Post Confirmation Debtor.

v.The entry of the Confirmation Order will also be deemed to meet all necessary shareholder approval requirements under any applicable law of the respective states of incorporation of each Target Debtor and Delaware law necessary to complete the reincorporation mergers, if such procedure is utilized or to amend its corporate charter to meet the requirements of the Plan. The restrictions set forth in section 1 123(a)(6) of the Bankruptcy Code as to preferred stock and non-voting equity will be incorporated into each Post Confirmation Debtor’s post conversion charter. Each officer of each Post Confirmation Debtor will be authorized to file all necessary documentation to effectuate the transactions contemplated by the Plan.

vi. In addition to meeting any shareholder approval requirements set forth in applicable state law, any amendments, modifications, restatements or other changes with respect to the entity conversion, the charter or articles of incorporation of any Post Confirmation Debtor following the Effective Date and prior to the completion of the reverse merger or acquisition transactions, including any reverse common stock splits, shall be approved by a majority of the Plan Shares. However, any modifications to any Post Confirmation Debtor’s charter or articles of incorporation during such period, required to effectuate a reverse merger or acquisition, shall not require approval pursuant to state law, other than board of directors approval, so long as such modification to effectuate the reverse merger or acquisition does not change the distribution percentage of Plan Shares between HFG and the Administrative Claimants or as applicable the Class 5 General Unsecured Creditors pursuant to this Plan or otherwise affect any obligation or requirement set forth in this Plan.

vii. Timothy P. Halter, the sole shareholder, officer and director of HFG, will serve as the initial sole director and officer of each Post Confirmation Debtor.

viii. All costs and expenses associated with or related to the conversion of the Target Debtors, any subsequent mergers, the issuance of the Plan Shares and any other filings or actions with regard thereto shall be borne solely by HFG. The only amount to be paid by the Debtors will be any tax existing on the Confirmation Date which must be paid in order to continue the corporate existence of the Target Debtors.

ix. NOTICE: THE PLAN PROPONENTS HAVE NOT EVALUATED AND MAKE NO REPRESENTATION WHETHER THE CONVERSION OF THE DEBTOR ENTITIES TO “C” CORPORATIONS, OR WHETHER THE MERGER/ACQUISITION TRANSACTIONS DISCUSSED IN THIS PLAN HAVE OR MAY HAVE ADVERSE TAX OR SECURITIES CONSEQUENCES FOR ANY PARTY, EQUITY HOLDER OR CREDITOR. YOU ARE ENCOURAGED TO CONSULT WITH YOUR OWN TAX AND SECURITIES ADVISORS WITH RESPECT TO THE IMPACT OF THESE TRANSACTIONS, IF THEY OCCUR, ON YOUR OWN CIRCUMSTANCES.

B.The Reverse Merger or Acquisition.

i. Although none of the Post Confirmation Debtors will have any significant assets or operations, they will each possess a shareholder base which may make them attractive acquisition or merger candidates to operating privately held corporations seeking to become publicly held. Such merger or acquisition transactions are typically referred to as “reverse mergers” or “reverse acquisitions.” The terms “reverse merger” or “reverse acquisition” as used in this Plan are intended to permit any kind of business combination, including a stock exchange, which would benefit the shareholders of a Post Confirmation Debtor by allowing them to own an interest in a viable, operating business enterprise. Also, expressly included is a merger transaction, wherein the shares of the private corporate entity are issued as Plan Shares. Any such private corporate entity shall thereby become a successor to the applicable Target Debtor pursuant to § 1 145(a)(1) of the Bankruptcy Code. Any intermediate steps, such as issuance of uncertificated Plan Shares of a Post Confirmation Debtor in conjunction with the necessary documentation of a direct merger wherein the Plan Shares issued are those of a successor, are also authorized under § 1145 of the Bankruptcy Code.

ii. Each Post Confirmation Debtor shall complete a reverse merger or acquisition transaction by its applicable Consummation of the Plan Date if an opportunity to do so exists that is acceptable to the Post Confirmation Debtor in its reasonable business judgment.

iii. In the event a Post Confirmation Debtor does not complete a reverse merger or acquisition transaction by its applicable Consummation of the Plan Date, the discharge set forth under section 1 141(d)(1) of the Bankruptcy Code shall not be granted as to such Post Confirmation Debtor and the Plan Shares issued under the Plan as to such Post Confirmation Debtor shall be deemed cancelled and void. Upon the Consummation of the Plan being achieved as to each Post Confirmation Debtor, any and all claims by Creditors regarding a default under the Plan can only be asserted against the Trust that is established by the Plan. Prior to the Consummation of the Plan Date as to each Post Confirmation Debtor, the injunction provided for in section XI.B. of the Plan shall otherwise be effective until the Consummation of the Plan Date passes as to a specific Post Confirmation Debtor. The Consummation of the Plan Date(s) may be extended, in the manner set forth in Article IV.B.2(l) if the Trustee does not meet the requirements set forth in Article IV.C.3(b) within the time periods referenced in those Articles as to the Post Confirmation Debtor involved.

iv. As to each Post Confirmation Debtor, the terms and conditions of the proposed reverse merger or acquisition transaction shall be approved by the majority of the members of the board of directors of such Post Confirmation Debtor. No vote by the shareholders of such Post Confirmation Debtor shall be required. Except as otherwise set forth in the Plan, any matters presented to the shareholders of any Post Confirmation Debtor prior to the completion of the reverse merger or acquisition shall be approved by shareholders in a manner consistent with applicable law.

C.Distribution of the Plan Shares.

i. Each reverse merger or acquisition of a Post Confirmation Debtor will include the issuance of a sufficient number of Plan Shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares relative to each Post Confirmation Debtor. The Plan Shares shall all be of the same class. The Plan Shares will be issued relative to each Post Confirmation Debtor as soon as practicable after the Trustee has (i) determined all Allowed Administrative Claims and Allowed Tax Claims as to the applicable Target Debtors and all Allowed Class 5 General Unsecured Claims as to the applicable Target Debtors and (ii) delivered to HFG the list described in Article IV.C.3(b) below with regard to the applicable claimants who are to be the recipients of same. Seventy percent (70%) of the Plan Shares relative to each Post Confirmation Debtor will be issued to HFG in exchange for the release of its rights to an Administrative Claim and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining thirty percent (3 0%) of the Plan Shares relative to each Post Confirmation Debtor will be issued to holders of Allowed Administrative Claims greater than $200 and Allowed Tax Claims greater than $200 as to the six Post Confirmation Debtors identified in Article I.49 above and issued to holders of Allowed Class 5 Unsecured Claims as to six of the eleven Post Confirmation Debtors identified in Article I.50 above, by means of the delivering the applicable Post  Confirmation Debtor

Shareholder Package. Due to the total estimated number of holders of Claims in Class 5, being greater than the appropriate number of shareholders for each of the 11 dedicated Post Confirmation Debtors for purposes of a reverse merger, the distribution of Plan Shares will be achieved according to the Class 5 Plan Share Distribution Matrix attached as Plan Exhibit 2, which enables each Allowed Class 5 Unsecured Claim holder to receive its Post Confirmation Debtor Shareholder Package -Class 5. One full share will be issued in lieu of any fractional share. The Trust shall bear the cost of the claims allowance process. The Post Confirmation Debtors and HFG shall bear all costs related to issuing the Plan Shares.

ii.Each Post Confirmation Debtor, in its sole discretion, may issue Plan Shares in multiple phases prior to the completion of the claims allowance process, upon receipt of the following information to be delivered by the Trustee to the Post Confirmation Debtors no later than 120 days after the Effective Date:

(1) a listing of the holders of Allowed Administrative Claims and Allowed Class 5 General Unsecured Claims;

(2) a listing of those holders of Administrative Claims and Class 5 General Unsecured Claims subject to objection and the amounts of their asserted Claims and the amount of recovery sought in any Avoidance Action, as well as, regarding Tort Claims, the amount listed per the Questionnaire described in Article VII.B below as the Tort Claimant’s highest asserted damage.

Such information will enable the Trustee and each Post Confirmation Debtor to properly take into account all asserted claims. Failure of the Trustee to deliver the required information within 120 days of the Effective Date shall cause all Consummation of the Plan Dates to be extended for the number of days past the 120th day that it takes the Trustee to deliver the required information.

iii. Once a Post Confirmation Debtor has elected to issue the Plan Shares in multiple phases, the Trustee and such Post Confirmation Debtor will determine (i) the number of Plan Shares to be issued to holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims not subject to, or likely to be subject to, an objection or an Avoidance Action and (ii) the approximate number of Plan Shares to be allocated for future issuance to holders of Administrative Claims, Tax Claims and Class 5 General Unsecured Claims subject to, or likely to be subject to, an objection or an Avoidance Action. As soon as practicable after the Trustee has made such determination, the Post Confirmation Debtor will issue the Plan Shares to the holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims not subject to, or likely to be subject to, an objection or an Avoidance Action. Holders of Administrative Claims, Tax Claims and Class 5 General Unsecured Claims subject to, or likely to be subject to, an objection or an Avoidance Action will each receive their Pro Rata share of the Plan Shares allocated for future issuance as soon as practicable after resolution of the objection or Avoidance Action. The approximate number of Plan Shares allocated for future issuance to the holders of Administrative Claims, Tax Claims and Class 5 General Unsecured Claims subject to, or likely to be subject to, an objection or an Avoidance Action is an estimate only and the number of Plan Shares actually received by such holder may differ from such number. Any portion of the Plan Shares allocated but not issued to a holder of an Administrative Claim, Tax Claim or Class 5 General Unsecured Claim that is subject to, or likely to be subject to, an objection or an Avoidance Action, upon a determination of the actual amount of the Allowed Administrative Claim, Allowed Tax Claim or Allowed Class 5 Unsecured Claim, will be accumulated and issued Pro Rata, as applicable, to all Allowed Administrative Claims, Allowed Tax Claims and Class 5 Allowed General Unsecured Claim, to which their respective Classes are entitled, once all of the objections and Avoidance Actions are resolved either by written agreement by and between the claimant and the Trustee or by a Final Order.

iv. In the event that any Post Confirmation Debtor shall at any time prior to the issuance of all of the Plan Shares (i) declare a dividend on its outstanding common stock in shares of its capital stock, (ii) subdivide its outstanding common stock, (iii) combine its outstanding common stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of its common stock (including any such reclassification in connection with a consolidation or merger in which the Post Confirmation Debtor is the continuing corporation), then, in such case, the number of allocated but unissued Plan Shares shall be proportionately adjusted so that the holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims, as may be applicable to the Post Confirmation Debtor at issue, who have not yet received their Pro Rata portion of the Plan Shares shall each be entitled to receive the aggregate number of Plan Shares which, if such holder had owned such shares immediately prior to the record date of such dividend, subdivision, combination or reclassification, such holder would be entitled to receive or own by virtue of such dividend, subdivision, combination or reclassification. Any portion of the Plan Shares allocated for, but not issued to holders of Allowed Administrative Claims, Allowed Tax Claims or Allowed Class 5 General Unsecured Claims subject to unresolved objections and which are to be issued to holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 Unsecured Claims Pro Rata, as may be applicable to the Post Confirmation Debtor at issue, shall be adjusted in the same manner.

v. Notwithstanding anything contained in the Plan to the contrary, holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims that are subject to unresolved objections as of the date any matter is presented to the Plan Share holders for a vote by a Post Confirmation Debtor, including the approval of a reverse merger or acquisition, after the Effective Date, shall not be entitled to vote thereon.

vi.The Plan Shares will be issued, if at all, only to pre-petition unsecured creditors, administrative claim creditors and to HFG pursuant to section 1 145(a)(1)(A) of the Bankruptcy Code. The Plan Shares issued are not subject to any statutory restrictions on transferability, except those set forth in section 1145 of the Bankruptcy Code or otherwise applicable federal law. However, prior to the completion of a reverse merger or acquisition and certain required filings with the appropriate regulatory or other authorities to be made thereafter, there will be no established trading market for the Plan Shares. Moreover, to avoid application of section 1 141(d)(3) of the Bankruptcy Code and to secure a discharge under section 1 141(d)(1) of the Bankruptcy Code, the holders of the Plan Shares issued to holders of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims shall be enjoined by the Confirmation Order from trading Plan Shares until the completion of a reverse merger or acquisition prior to the applicable Consummation of the Plan Date. To further assure that all applicable laws are otherwise complied with, the Confirmation Order will enjoin the trading, selling or assigning of Allowed Administrative Claims, Allowed Tax Claims and Allowed Class 5 General Unsecured Claims from and after the Confirmation Date of the Plan up to the date of the issuance of Plan Shares of each of the Post Confirmation Debtors to specific creditors. HFG, however, may transfer a portion of its Plan Shares prior to a reverse merger or acquisition in a private transaction without any restriction in a manner consistent with all applicable state and federal securities laws to a single transferee or group of transferees under common control. HFG may also transfer a portion of its Plan Shares prior to a reverse merger or acquisition in a private transaction without any restriction in a manner consistent with all state and federal securities laws to its employees and representatives. Any such transferee or group of transferees shall be subject to the same restrictions under the Plan as HFG. In any event, HFG may not transfer its responsibility to find a reverse merger or acquisition candidate and complete the tasks set forth in the Plan pertaining thereto. Any such transfer by HFG that does not comply with this section will be void. If the form of the transaction requires the exchange of Plan Shares, such transaction would be registered, if so required by the Securities Act of 1933, as amended.

vii. HFG shall be responsible for assisting each Post Confirmation Debtor in identifying a potential reverse merger or reverse acquisition candidate. HFG shall be responsible for and pay each Post Confirmation Debtor’s costs and expenses associated with the reverse merger or reverse acquisition transactions. HFG shall provide consulting services in connection therewith at its own cost, which may include: (i) preparing proposals involving the structure of the transactions; (ii) preparing the merger or stock exchange agreements; and (iii) preparing necessary documents to obtain the Plan Share holder approval described herein.

viii. NOTICE: THE PLAN PROPONENTS HAVE NOT EVALUATED AND MAKE NO REPRESENTATION WHETHER THE CONVERSION OF THE  DEBTOR ENTITIES TO “C” CORPORATIONS, OR WHETHER THE MERGER/ACQUISITION TRANSACTIONS DISCUSSED IN THIS PLAN HAVE OR MAY HAVE ADVERSE TAX OR SECURITIES CONSEQUENCES FOR ANY PARTY, EQUITY HOLDER OR CREDITOR. YOU ARE ENCOURAGED TO CONSULT WITH YOUR OWN TAX AND SECURITIES ADVISORS WITH RESPECT TO THE IMPACT OF THESE TRANSACTIONS, IF THEY OCCUR, ON YOUR OWN CIRCUMSTANCES.

D.Post Confirmation Date Reporting. The President of each Post Confirmation

Debtor shall:

i. upon completion of a reverse merger or acquisition prior to the Consummation of the Plan Date automatic expiration period for a specific Debtor, file a certificate of completion regarding the reverse merger or acquisition.

ii. forward to each Plan Share holder written confirmation of the completion of a reverse merger or acquisition transaction within 15 days after such completion; and

iii. forward to each Plan Share holder written notice of the per share market value of the Plan Shares within 15 days of the first trading date on a public market.

VI.
TREATMENT OF EXECUTORY CONTRACTS
AND UNEXPIRED LEASES

28.Executory Contracts and Unexpired Leases to Be Rejected

A. Rejection Generally

On the Effective Date, all remaining Executory Contracts and Unexpired Leases not previously assumed and assigned shall be rejected. The Confirmation Order shall constitute an order of the Bankruptcy Court approving all applicable rejections, as of the Effective Date, and equipment lessors to leases being rejected will be able to recover their equipment as soon as reasonably practicable after the Effective Date.

B. Bar Date for Rejection Damages

If the rejection of such Unexpired Leases or Executory Contracts gives rise to a Rejection Claim by the other party or parties to such leases or contracts, such Claim will be forever barred and will not be enforceable unless a proof of such Claim is filed and served on the Trustee no later than sixty (60) days after the entry of the Confirmation Order.

VII.
PROVISIONS GOVERNING DISTRIBUTIONS

29.Delivery of Distributions

Except as otherwise provided herein, distributions to holders of Allowed Claims will be made by the Trustee in currency of the United States by checks drawn on a domestic bank selected by the Trustee (a) at the addresses set forth on the respective proofs of claim filed by holders of such Claims; (b) at the addresses set forth in any written certification of address change delivered to the Trustee after the date of filing of any related proof of claim; or (c) at the addresses reflected in the Debtor’s Schedules if no proof of claim has been filed and the Trustee has not received a written notice of a change of address.

30.Distribution Record Date

A. The Trustee will have no obligation to recognize the transfer or sale of any Claims that occur after the close of business on the Distribution Record Date and will be entitled for all purposes herein to recognize and make distributions only to those who are holders of such Claims or Interests as of the close of business on the Distribution Record Date.

B. Except as otherwise provided in a Final Order of the Bankruptcy Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to the Distribution Record Date will be treated as the holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date.

31.Timing and Calculation of Amounts to Be Distributed

A. Generally

Prior to making any distributions to holders of Allowed Claims, the Trustee shall submit to the Bankruptcy Court a report, detailing the distributions which the Trustee intends to make, and shall serve such report on the parties on the then-applicable service list in the Cases. The Trustee shall be entitled to make such distributions after obtaining approval from the Bankruptcy Court.

B. Distributions (Other than Plan Shares) to Holders of Allowed Claims

i. Initial Distribution

The Initial Distribution Date shall occur as soon as reasonably practicable after the Effective Date. The distributions made on the Initial Distribution Date shall be in such amounts, and on such terms, as may be approved by the Bankruptcy Court. The Trustee may hold back in reserve such sums as he may deem reasonably necessary, in the exercise of his good faith discretion, to satisfy the expenses of the Trust, all Disputed Claims or potentially Disputed Claims not previously resolved, and the estimated amount of all other potential Allowed Claims, including Rejection Claims, Deficiency Claims and Tort Claims.

ii. Interim Distributions

Prior to the Final Distribution, the Trustee may make such interim distributions on the Interim Distribution Dates in such amounts and on such terms as the Trustee may deem necessary or appropriate, as approved by the Bankruptcy Court.

iii. Final Distribution

After the Trustee has resolved all Disputed Claims, the Trustee shall make the final distribution to holders of Allowed Claims. On the Final Distribution Date, the Trustee shall make distributions to holders of Claims which have become Allowed Claims since the preceding distribution and to holders of Allowed Claims which previously received distributions. On the Final Distribution Date, each holder of an Allowed Claim shall receive distributions from the Trust Assets, such that each holder of an Allowed Claim shall have received a Pro Rata portion of the Trust Assets, up to the amount of its Allowed Claim.

C.Compliance with Tax Requirements

i. In connection with the Plan, to the extent applicable, the Trustee will comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan will be subject to such withholding and reporting requirements.

ii. Notwithstanding any other provision of the Plan, each entity receiving a distribution of cash or pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on it by any governmental unit on account of such distribution, including income, withholding, and other tax obligations.

32. Undeliverable Distributions

A. Holding of Undeliverable Distributions

If any distribution to a holder of an Allowed Claim is returned to the Trustee as undeliverable, no further distributions will be made to such holder unless and until the Trustee is notified by written certification of such holder’s then-current address.

B.Failure to Claim Undeliverable Distributions

Any holder of an Allowed Claim as to which a distribution has been returned to the Trustee as undeliverable that does not notify the Trustee in writing of such holder’s then-current address within one year after the date on which the Trustee issued such undeliverable distribution will have its claim for such undeliverable distribution discharged and will be forever barred from asserting any such Claim or entitlement to such distribution. Unclaimed Cash or Plan Shares will become property of the Trust, free of any restrictions thereon. Nothing contained in the Plan will require the Trustee to attempt to locate any holder of an Allowed Claim.

33. Setoffs

The Trustee may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim) the claims, rights, and causes of action of any nature that may exist against the holder of such Allowed Claim; provided, however, that neither the failure to effect a setoff nor the allowance of any Claim hereunder will constitute a waiver or release of any claims, rights, and causes of action that may exist against a holder of such a Claim.

VIII.
PROCEDURES FOR RESOLVING TORT CLAIMS

34. Mandatory Procedures

Any holder of a Tort Claim must comply with the procedures set forth in this Article VII for the resolution of Tort Claims (the “Claims Resolution Procedures”). Any failure to follow the Claims Resolution Procedures may result in the disallowance of a Tort Claim.

35.Questionnaire

Each Tort Claimant shall complete a Questionnaire to be distributed by the Trustee and serve it upon the Trustee and counsel for the Debtors and the Creditors’ Committee as soon as possible after confirmation. Such Questionnaire shall set forth the information requested regarding the Tort Claim and an offer for settlement. The Questionnaire will require each Tort Claimant to set forth the maximum amount of its Tort Claim, which will be used to determine the number of Plan Shares to be reserved. EACH TORN CLAIMANT MUST RETURN A COMPLETED QUESTIONNAIRE WITHIN THIRTY (30) DAYS AFTER SERVICE OF QUESTIONNAIRE BY THE TRUSTEE. IN THE EVENT THAT A TORT CLAIMANT DOES NOT TIMELY RETURN A COMPLETED QUESTIONNAIRE AS SET FORTH ABOVE, THE CLAIMANT’S TORT CLAIM WILL BE DISALLOWED AND THE CLAIMANT SHALL NOT BE ENTITLED TO RECEIVE ANY DISTRIBUTIONS FROM THE DEBTORS, THEIR ESTATES, THE POST CONFIRMATION DEBTORS OR THE TRUST.

The Trustee will send a Response to the Tort Claimant no later than thirty days from receipt of the Tort Claimant’s settlement proposal and may propose a counteroffer to the settlement proposal. If the Trustee’s Response includes a counteroffer to the settlement proposal, the Tort Claimant must accept or reject the Trustee’s settlement proposal within thirty days of receipt. In the event a settlement is not reached, then the Trustee and the Tort Claimant will be referred to mediation.

36. Mediation

The Trustee shall schedule a mediation of all Tort Claims not resolved under Article VII.B with a mediator agreed upon by the parties or appointed by the Bankruptcy Court. Mediations will occur at a mutually agreeable location between the Trustee and the Tort Claimant. If no mutually agreeable location can be determined, the mediation will occur in Dallas, Texas. The cost of mediation shall be borne one-half by the Trustee and one-half by the Tort Claimant. Failure to timely return the questionnaire shall waive the Tort Claimant’s right to require mediation and the Tort Claimant’s Tort Claim shall be disallowed. The order and date of mediation of Tort Claims shall be scheduled by the Trustee. If the mediation is successful, the Tort Claimant will be entitled to an Allowed Class 5 General Unsecured Claim. If the mediation is unsuccessful or is not completed by March 31, 2005, the Claimant shall be free beginning on April 1, 2005, without further order of the Bankruptcy Court, to liquidate the amount of its claim as an Allowed Class 5 Claim in the Bankruptcy Court, upon consent of the Tort Claimant and the Trustee, or in an appropriate non-bankruptcy forum, but not to enforce that claim other than in the Bankruptcy Court. Once liquidated, such claims shall be paid pursuant to the procedures in this Plan for all Class 5 Claims.

37. Duty

During the period provided for settlement and mediation, the Claimant and the Trustee shall communicate with each other and negotiate in good faith in an attempt to reach an agreement for the liquidation of the Claimant’s Tort Claim. Any party may petition the Bankruptcy Court for appropriate relief if any other party fails to participate in good faith in mediation or other portions of these procedures.

38. Civil Litigation

Except as provided in the next sentence, any Claimant may pursue his or her Tort Claim against the Debtors in accordance with normal litigation rules and procedures after the automatic stay is lifted if the Claimant has complied in good faith with this Claim Resolution Procedure. Notwithstanding any modification of the automatic stay pursuant to this procedure, no Claimant shall be allowed to collect payment from the Debtors without further Order of the Bankruptcy Court. Any party may seek a determination from the Bankruptcy Court as to whether a Claimant or the Trustee has complied in good faith with this Claims Resolution Procedure and may seek appropriate relief from the Bankruptcy Court if it is determined that good faith is absent. In any proceeding before any Court, the Trustee shall have and may assert any or all of the Debtors’ legal and equitable rights to object to or otherwise contest the Tort Claim. No offers to compromise or admissions made pursuant to the Claims Resolution Procedure may be used against the Claimant or the Trustee in such proceeding.

Nothing contained herein shall be construed to relieve a Claimant of any obligation imposed by applicable non-bankruptcy law to exhaust administrative, alternative dispute resolution or other procedures applicable to Tort Claims.

39. Waiver of Claims Resolution Procedure

The Trustee, in his sole discretion, may agree to waive and/or extend the deadlines set forth herein for the filing of the Questionnaire and/or Response.

IX.
PROCEDURES FOR RESOLVING DISPUTED NON-TORT CLAIMS

40.Authority to Prosecute Objections to Claims

After the Effective Date, only the Trustee will have the sole authority to file, settle, compromise, withdraw, or litigate to judgment objections to Claims.

41. Treatment of Disputed Claims

Notwithstanding any other provisions of the Plan, no payments or distributions will be made on account of a Disputed Claim until such Claim becomes an Allowed Claim.

42. Distributions on Account of Disputed Claims Once Allowed

On each Interim Distribution Date, the Trustee will make distributions on account of any portion of a Disputed Claim that has become an Allowed Claim since the preceding distribution. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class.

43.Procedure for Resolution of Disputed Claims.

The procedures set forth below shall apply to the allowance of Disputed Claims:

A. Allowance of Disputed Claims.

This section shall apply to all Disputed Claims. Nothing contained in the Plan, Disclosure Statement, or Confirmation Order shall change, waive or alter any requirement under applicable law that the holder of a Disputed Claim must file a timely proof of claim by the applicable Bar Date, and the holder of any such Disputed Clam who is required to file a proof of claim and fails to do so timely shall be discharged and shall receive no distribution through the Plan. Disputed Claims shall each be determined separately, except as otherwise ordered by the Bankruptcy Court. The Trustee shall retain all rights of removal to federal court as to any Disputed Claim.

B. Determination of Disputed Claims.

All Disputed Claims shall be liquidated or determined as follows:

i. Application of Adversary Proceeding Rules. Unless otherwise ordered by the Bankruptcy Court, any contested proceeding for any objection to a Disputed Claim shall be governed by Bankruptcy Rule 9014 of the Rules of Bankruptcy Procedure. The Trustee, may at his election, make and pursue any objection to a Claim in the form of an adversary proceeding.

ii. Scheduling Order. Unless otherwise ordered by the Bankruptcy Court, or if the objection is pursued as an adversary proceeding, a scheduling order shall be entered as to each objection to a Disputed Claim. The Trustee shall tender a proposed scheduling order with each objection and include a request for a scheduling conference for the entry of a scheduling order. The scheduling order may include (i) discovery cut-off, (ii) deadlines to amend pleadings, (iii) deadlines for designation of and objections to experts, (iv) deadlines to exchange exhibit and witness lists and for objections to the same, and (v) such other matters as may be appropriate.

iii. Mediation. The Bankruptcy Court may order the parties to engage in settlement meetings or mediate in connection with any objection to a Claim. The Trustee may include a request for mediation or settlement meetings in his objection, and request that the Bankruptcy Court require mediation as a part of the scheduling order.

iv. Estimation. The Trustee may seek estimation of any Disputed Claim pursuant to §502(c) of the Bankruptcy Code. The Trustee may propose procedures for the estimation of Disputed Claims, either generally or on an individual basis.

v. Defense under §502(d). The Trustee may object to any Claim on the basis of §502(d) of the Bankruptcy Code. This shall include objecting to any Claim listed in the Schedules as undisputed, the holder of which has received a transfer voidable under chapter 5 of the Bankruptcy Code. At the Trustee’s option, such objection may be commenced as a contested proceeding or as an adversary proceeding.

X.
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN

44. Conditions to Confirmation

The Bankruptcy Court will not enter the Confirmation Order unless and until the Confirmation Order is acceptable, in form and substance, to the Debtors and the Creditors Committee and will include the approval of the resolution of the issues related to the deemed consolidation of the Debtors as set forth in the Disclosure Statement.

45. Conditions to the Effective Date

The Effective Date will not occur until the latter of: a) the eleventh day following the Confirmation Date, unless a stay of the Confirmation Order is obtained and then in the event a stay is obtained, the eleventh day after an order dissolving the stay is entered and b) the Trust shall have been formed, and the Trustee shall have been appointed.

46. Waiver of Conditions to the Confirmation or Effective Date

The conditions to Confirmation or the Effective Date may be waived in whole or part by the Debtors at any time without an order of the Bankruptcy Court on consent of the Creditors Committee, save for the requirement as to the Confirmation Order set forth in IX.A.

47. Effect of Nonoccurrence of Conditions to the Effective Date

If each of the conditions to the Effective Date is not satisfied or duly waived, then upon motion by the Debtors made before the time that each of such conditions has been satisfied or duly waived and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order will be vacated by the Bankruptcy Court; provided, however, that, notwithstanding the filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is either satisfied or duly waived before the Bankruptcy Court enters a Final Order granting such motion. If the Confirmation Order is vacated (1) the Plan will be null and void in all respects, including with respect to: (a) the discharge of Claims and termination of Interests pursuant to section 1141 of the Bankruptcy Code; (b) the assumptions, assignments, or rejections of Unexpired Leases and Executory Contracts; and (c) the resolution of the issues regarding the deemed consolidation of the Debtors; and (2) nothing contained in the Plan will: (a) constitute a waiver or release of any Claims by or against, or any Interest in, the Debtors; or (b) prejudice in any manner the rights of the Debtors or any other party in interest.

XI.  CRAMDOWN

The Plan Proponents request confirmation under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code. The Plan Proponents reserve the right to modify the Plan to the extent, if any, that confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

XII.  DISCHARGE, TERMINATION, AND INJUNCTION

48. Discharge of Claims and Termination of Interests

Except as provided in the Plan or in the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims and termination of all Interests arising on or before the Effective Date, including any interest accrued on Claims from the Petition Date. If on or before the Consummation of the Plan Date, as defined in the Plan, a Post Confirmation Debtor has completed a reverse merger or acquisition, then such Post Confirmation Debtor will be discharged from all claims or other debts that arose before the Confirmation Date to the maximum extent provided by the Bankruptcy Code. Additionally, all persons who have claims against the Debtors which arise prior to the Confirmation Date shall also be prohibited from asserting such claims against the Debtors, the Trust or any of its property, except as provided in the Plan. The President of any Post Confirmation Debtor that has completed a reverse merger or acquisition prior to the Consummation of the Plan Date’s automatic expiration period, shall file with the Bankruptcy Court a certificate of completion regarding the reverse merger or acquisition.

49. Injunctions

Except as provided in the Plan or Confirmation Order, as of the Effective Date, all entities that have held, currently hold or may hold a Claim or other debt or liability against the Debtors or an Interest or other right of an equity security holder in the Debtors are enjoined from taking any of the following actions on account of any such Claims, debts, liabilities or Interests: (1) commencing or continuing in any manner any action or other proceedings against the Debtors, Target Debtors, Post Confirmation Debtors, the Trust or any property of the Post Confirmation Debtors or the Trust; (2) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtors, Target Debtors, Post Confirmation Debtors, the Trust or any property of the Post Confirmation Debtors or the Trust; (3) creating, perfecting or enforcing any lien or encumbrance against the Debtors, Target Debtors, Post Confirmation Debtors, the Trust or any property of the Post Confirmation Debtors or the Trust; (4) asserting against the Debtors, Target Debtors, Post Confirmation Debtors, the Trust or any property of the Post Confirmation Debtors or the Trust a set off, right or claim of subordination or recoupment of any kind against any debt, liability or obligation due to or from any of the Debtors; and (5) commencing or continuing any action, in any manner, in anyplace that does not comply with or is inconsistent with the provisions of the Plan. Provided that if a Post Confirmation Debtor completes a reverse merger or acquisition on or before the applicable Consummation of the Plan Date, then the holders of Claims against such Post Confirmation Debtor shall be forever barredfrom asserting such Claims against such Post-Confirmation Debtor by virtue of the discharge granted under the Plan.

Additionally, upon the entry of the Confirmation Order, the following actions shall be enjoined: a) the transfer of any Administrative Claim or any Class 5 General Unsecured Claim from and after the Effective Date, until the Plan Shares as to each Post Confirmation Debtor are issued to specific Allowed Administrative Claims or Allowed Class 5 Unsecured Claim; and b) the subsequent transfer of the Plan Shares of a Post Confirmation Debtor issued to specific Allowed Administrative Claims or Allowed Class 5 General Unsecured Claim under Section 1145 of the Bankruptcy Code, until such time as the reverse merger or acquisition is completed by the applicable Post Confirmation Debtor up to its Consummation of the Plan Date.

If the Consummation of the Plan Date as to a Post Confirmation Debtor passes without the filing of the certificate of completion of a reverse merger or acquisition, the Plan Shares issued as to that Post Confirmation Debtor will be deemed canceled as described in the Plan, and the discharge and injunction provisions granted by the Bankruptcy Code, as to that Post Confirmation Debtor only, shall be deemed dissolved without further order of the Bankruptcy Court.

50. Settlement of all Intercompany Disputes and Claims to Consolidate the Debtors

The confirmation of this Plan will compromise and settle under Bankruptcy Rule 9019 any and all claims and causes of action by and between the Debtors and any party in interest concerning any allegations that the Debtors should be substantively consolidated or that the Debtors are the alter egos or instrumentalities of each other and hence each liable for the debts of the other. None of the Debtors’ intercompany claims will be allowed or receive any distribution under the Plan.

51. Vesting

On the Effective Date, the Trust Assets shall vest in the Trust free and clear of all liens, claims, and encumbrances, and the Transition Assets shall vest in each of the Post Confirmation Debtors.

XIII.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain jurisdiction over the Cases after the Effective Date as is legally permissible, including jurisdiction to:

A. Allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim, the resolution of any objections to the allowance, priority, or classification of Claims, and the estimation of any Disputed Claim in accordance with section 502(c) of the Bankruptcy Code;

B. Grant or deny any applications for allowance of compensation or reimbursement of expenses of professionals authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

C. Resolve any matters related to the assumption, assumption and assignment, or rejection of any Unexpired Lease or Executory Contract to which any Debtor is a party and to hear, determine, and, if necessary, liquidate any Claims arising therefrom, including any Claims for cure amounts required under section 365(b)(1) of the Bankruptcy Code;

D. Ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

E. Decide or resolve any motions, adversary proceedings, contested matters, or litigated matters and any other matters, including without limitation, all Avoidance Actions and potential causes of action referenced in the Disclosure Statement or the Plan, and grant or deny any applications involving the Debtors that may be pending on the Effective Date or brought thereafter;

F. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents entered into or delivered in connection with the Plan, the Disclosure Statement, or the Confirmation Order;

G. Resolve any cases, controversies, suits, or disputes that may arise in connection with or the consummation, interpretation, or enforcement of the Plan or any contract, instrument, release, or other agreement or document that is entered into or delivered pursuant to the Plan or any entity’s rights arising from or obligations incurred in connection with the Plan or such documents, including, but not limited to Avoidance Actions;

H. Modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code; modify the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement, or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document entered into, delivered, or created in connection with the Plan, the Disclosure Statement, or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

I. Issue injunctions, enforce the injunctions contained in the Plan, the Bankruptcy Code and the Confirmation Order, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation, or enforcement of the Plan or the Confirmation Order;

J. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated or distributions pursuant to the Plan are enjoined or stayed;

K. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement, or the Confirmation Order, including the filing of certificates of completion as to each of the Post Confirmation Debtors;

L. Enter final decrees closing the Cases upon request; and

M. Determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code, including any Disputed Claims for taxes.

XIV.
MISCELLANEOUS PROVISIONS

52.Dissolution of the Creditors Committee

On the Effective Date, the Creditors Committee will dissolve and the members of the Creditors Committee will be released and discharged from all duties and obligations arising from or related to the Cases. The Professionals retained by the Creditors Committee and the members thereof will not be entitled to assert any Claim for any services rendered or expenses incurred after the Effective Date, except for services rendered and expenses incurred in connection with any applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or filed and served after the Effective Date and in connection with any appeal of the Confirmation Order.

53. Limitation of Liability

The Debtors, the Trustee, and their respective current or former directors, managing member, officers and employees, and Professionals, acting in such capacity, and the Creditors Committee and its members and Professionals acting in such capacity will neither have nor incur any liability to any Person for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, confirmation, or consummation of the Plan, the Disclosure Statement, or any contract, assignment, release, or other agreement or document created or entered into, or any other act taken or omitted to be taken, in connection with the Plan, or with respect to any act taken or omitted in connection with or related to the Cases; provided, however, that the foregoing provisions will have no effect on: (1) the liability of any entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release, or other agreement or document to be entered into or delivered in connection with the Plan, or (2) the liability of any entity that would otherwise result from any such act or omission.

54. Modification of the Plan

Subject to the restrictions on modifications set forth in section 1127 of the Bankruptcy Code, upon prior written notice to the Creditors Committee, the Debtors reserve the right to alter, amend, or modify the Plan.

55.Revocation of the Plan

The Plan Proponents reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date. If the Plan Proponents revoke or withdraw the Plan as to any or all of the Debtors, or if confirmation of the Plan as to any or all of the Debtors does not occur, then, with respect to such Debtors, the Plan will be null and void in all respects, and nothing contained in the Plan will: (1) constitute a waiver or release of any Claims by or against, or any Interests in, such Debtors or (2) prejudice in any manner the rights of any Plan Proponents or any other party.

56. Severability of Plan Provisions

If, prior to the Confirmation Date, any term or provision of the Plan, including those provisions related to HFG, is held by the Bankruptcy Court to be invalid, void, unenforceable or of such a character as to deny confirmation, then such finding, whether delivered orally or in writing, shall automatically strike such provision from the Plan, make such provision, including any such provisions related to HFG, wholly inoperative and of no effect and require the modification of the Plan. Confirmation of the Plan after severance of such provision will be immediately requested from the Bankruptcy Court. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

57. Successors and Assigns

The rights, benefits, and obligations of any entity named or referred to in the Plan will be binding on, and will inure to the benefit of, any heir, executor, administrator, successor, or assign of such entity.

58.Service of Documents

Any pleading, notice, or other document required by the Plan or Confirmation Order to be served on or delivered to the Debtors must be sent by overnight delivery service, facsimile transmission, courier service or messenger to:

If to the Debtors:

Neligan Tarpley Andrews & Foley LLP 1700 Pacific Avenue, Suite 2600 Dallas, TX 75201
(214) 840-5300 - Telephone
(214) 840-5301 - Facsimile
Attn: George H. Tarpley, Esq.

If to the Committee:

Jackson Walker L.L.P.
901 Main Street, Suite 6000 Dallas, TX 75202
(214) 953-6000 - Telephone (214) 953-5822 - Facsimile
Attn: Kenneth Stohner, Jr., Esq.

If to the Trustee:

Arnaldo N. Cavazos, Jr.
Cavazos, Hendricks & Poirot, P.C. Founders Square, Suite 570
900 Jackson Street
Dallas, Texas 75202

DEBTORS

By:	/s/ Raymond K. Bower
Raymond K. Bower

OFFICIAL COMMITTEE OF UNSECURED CREDITORS

By:	/s/ Terri Gray
Terri Gray
Chairperson

NELIGAN, TARPLEY, ANDREWS & FOLEY, L.L.P.

By:	/s/ George H. Tarpley
George H. Tarpley
State Bar No. 19648000

1700 Pacific Avenue, Suite 2600 Dallas, Texas 75201 Telephone: (214) 840-5300 Telecopy: (214) 840-5301

ATTORNEYS FOR THE DEBTORS AND DEBTORS IN POSSESSION

JACKSON WALKER L.L.P.

By:	/s/ Kenneth Stohner, Jr.
Kenneth Stohner, Jr.
State Bar No. 19263700

901 Main Street, Suite 6000 Dallas, Texas 75202 Telephone: (214) 953-6000 Telecopy: (214) 953-5822

ATTORNEYS FOR THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

Exhibit “B”

United States Bankruptcy Code -
Section 1145

No Action, Interpretive and/or Exemptive Letter:
Mooney Aerospace Group, Ltd.

December 20, 2002

Response of the Office of Chief Counsel Division of Corporation Finance

Re:          Mooney Aerospace Group, Ltd.
Incoming letter dated December 9, 2002

Based on the facts presented and policy considerations, the Division will not recommend enforcement action to the Commission if Mooney, in reliance on your opinion that the exemption from registration provided by Section 1145(a)(1) of the Bankruptcy Code is available, issues the common stock and warrants to purchase common stock of Mooney in the manner described without registration under the Securities Act of 1933. Similarly, the Division will not recommend enforcement action to the Commission if Mooney, in reliance on your opinion that the exemption under Section 1145(a)(2) of the Code is available, effects sales of its common stock underlying the warrants without registration. In arriving at these positions, we have noted that notice of the proposed sale was given to each creditor of the debtor, each of whom was given the opportunity to object to the sale; the sale of the debtor's assets outside of the plan was made necessary by continuing losses and rapidly depleting assets; a disclosure statement will be approved by the bankruptcy court as conforming with Section 1125 of the Code and will be sent to each creditor of the debtor; and the common stock and warrants issued to the debtor prior to confirmation of the plan can only be redistributed by the debtor in exchange for certain claims against the debtor pursuant to the plan.

The Division will also not recommend enforcement action to the Commission if resales of such securities are effected without registration, provided that the creditors are not "underwriters" as that term is defined in Section 1145(b) of the Code. Persons receiving such common stock or warrants who are or may become affiliates of Mooney would be required to comply with Rule 144 for such resales in absence of registration or another exemption. Because the securities will not be restricted securities, the holding period requirement of Rule 144(d) would not apply.

Because these positions are based on the representations made to the Division in your letter, any different facts might require different results. Moreover, this letter merely expresses the Division's positions regarding enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,

David C. Lee Special Counsel

Incoming Letter:

LUCE FORWARD

1933 Act/Section 5

Otto E. Sorensen, Partner
Direct Dial Number 619.699.2534
Direct Fax Number 619.645.5324
Email Address osorensen@luce.com

December 9, 2002

VIA FACSIMILE AND FIRST-CLASS MAIL

23841-3

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: No-Action Request Regarding the Proposed Purchase of Assets by
Mooney Aerospace Group, Ltd.

Ladies and Gentlemen:

This firm represents Mooney Aerospace Group, Ltd., a public Delaware corporation ("MAGL") and its wholly owned subsidiary, Mooney Airplane Company, Inc., a Delaware corporation ("MAC") in connection with the following described transaction. This letter constitutes an amendment and restatement of our letter of June 19, 2002. In July 2001, Mooney Aircraft Corporation, a New Jersey corporation ("Mooney") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), with the United States Bankruptcy Court in San Antonio, Texas (the "Bankruptcy Court") and subsequently filed a Motion to Sell All or Substantially All Assets that provided for the sale of substantially all of the assets of Mooney to MAGL. On March 18, 2002, Mooney and MAGL entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), under which MAGL agreed to purchase certain assets (the "Assets") from Mooney. The Assets constituted substantially all of Mooney's assets, excluding only cash in hand, accounts receivable, corporate records, insurance policies, and one parcel of real estate of insignificant value. Prior to closing, MAGL assigned its right to acquire the Assets to MAC but retained the payment obligations under the Asset Purchase Agreement. The closing of the transactions contemplated by the Asset Purchase Agreement occurred on April 24, 2002, pursuant to an order of the Bankruptcy Court approving the sale.

On behalf of MAGL, we hereby request that the Staff of the Securities and Exchange Commission advise that, on the basis of the facts stated herein, it will not recommend enforcement action with respect to the issuance and resale of the shares of common stock, the warrants, and the shares of common stock issuable upon exercise of the warrants, all as described herein, which we believe are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 1145 of the Bankruptcy Code, provided that the persons engaging in such resales are not "underwriters," as defined in Section 1145(b) of the Bankruptcy Code or "affiliates," as defined in the Securities Act.

Statement of Facts

The Parties

MAGL is a company organized to design, develop, manufacture and market propjet and jet aircraft intended primarily for business use. Shares of MAGL Class A Common Stock, Class A Warrants (and the underlying shares of Class A Common Stock), Class B Warrants (and the underlying shares of Class A Common Stock) (collectively, the "Registered Securities") are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of May 22, 2002, 64,328,017 shares of MAGL Class A Common Stock, 10,400,000 Class A Warrants and 6,900,000 Class B Warrants were issued and outstanding. There are approximately 183 record holders of shares of Class A Common Stock, 81 record holders of Class A Warrants, and 30 record holders of Class B Warrants. The Registered Securities are traded on the Over-the-Counter Bulletin Board market and had an average daily trading volume of approximately 449,705 shares of Common Stock, 6,215 Class A Warrants, and 9,870 Class B Warrants during the month of March 2002. We understand that MAGL has filed all documents and reports it is required to file under the Exchange Act, in a timely manner, for at least the last twelve months.

Mooney was a designer and manufacturer of single-engine aircraft based in Kerrville, Texas. No securities of Mooney are registered under the Exchange Act. Prior to the closing of the sale of the Assets, Mooney retained possession of its assets and, subject to an Operating Agreement (the "Operating Agreement") with MAGL, was authorized under the Bankruptcy Code to continue the management and operation of its business as a debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

Asset Sale and Plan of Liquidation

On February 6, 2002, the Bankruptcy Court approved the Operating Agreement, which allowed MAGL to manage Mooney pending the sale of the Assets to MAGL. MAGL acquired the Assets pursuant to the Asset Purchase Agreement on April 24, 2002, and intends to continue to produce Mooney aircraft under the Mooney name.

As the first step in its acquisition of the Mooney assets, in January 2002, MAGL acquired the senior secured creditor position in the Mooney bankruptcy (the "Congress Position") from Congress Financial Corporation ("Congress"). The purchase of the Congress Position was undertaken pursuant to the terms of an Assignment and Assumption Agreement dated as of January 29, 2002 with Notice filed in the Bankruptcy Court. The purchase price paid by MAGL in connection with its acquisition of the Congress Position was $8,000,000, with $3,500,000 paid in cash and $4,500,000 in secured promissory notes issued by MAGL. Each of the notes is secured by substantially all of the assets acquired from Congress. MAGL also issued a Limited Recourse Secured Promissory Note in the amount of $5,714,408.71 to Congress. The debts have been reaffirmed and accepted by MAC as a consequence of the closing of the Asset Purchase Agreement (the "Closing").

MAGL caused MAC to acquire title to the Assets pursuant to the Asset Purchase Agreement in exchange for the following consideration (collectively, the "Purchase Price"): (i) $8,000,000, which shall be credited against MAGL's allowed claim (estimated by MAGL to be approximately $13,700,000) in the bankruptcy action, (ii) cash in the approximate amount of $633,000, (iii) a promissory note (the "Note") issued by MAGL in the original principal amount of $154,488.71 payable to Mooney, (iv) warrants (the "Warrants") to purchase 3,623,189 shares of MAGL Class A Common Stock (the "Warrant Shares"), (v) assumption of past due (approximately $661,792.79) and current ad valorem personal and real property taxes owed by Mooney to the City of Kerrville, Texas; Kerr County Texas; Kerr Independent School District; and Center Point Independent School District, (vi) payment of amounts under leases and contracts assumed by MAGL necessary to cure any defaults under such agreements, and (vii) 2,355,073 shares of Class A Common Stock of MAGL (the "Shares"). The Shares represent approximately 3.7% of MAGL's currently outstanding shares of Class A Common Stock. Assuming all of the warrants are exercised, the Warrant Shares would represent approximately 5.3% of MAGL's outstanding shares of Class A Common Stock. MAGL has been informed that it is probable that no more than approximately 470,000 Shares and 725,000 Warrant Shares, together constituting approximately 1.76% of the currently issued and outstanding shares of MAGL's Class A Common Stock, assuming full exercise of the Warrants, will be redistributed by Mooney to any single creditor of Mooney. Under the terms of the Asset Purchase Agreement, MAGL has assumed certain real and personal property leases to which Mooney is a party, as well as certain contracts entered into by Mooney. Other than as described above, MAGL has not assumed any outstanding "balance sheet" liabilities of Mooney.

Pursuant to an order of the Bankruptcy Court approving the sale, the Purchase Price (including the Shares and Warrants) was delivered by MAGL to Mooney at the Closing, and became part of the Bankruptcy Estate of Mooney, to be distributed to creditors of Mooney in accordance with a bankruptcy plan to be adopted by Mooney; such distribution to creditors is expected to occur no later than approximately one year after delivery of the Shares and Warrants to Mooney. Prior to the Court's approval of the sale, notice of the proposed sale was sent to each creditor of Mooney, each of whom was given an opportunity to object to the proposed sale.

Disclosure Statement

For purposes of soliciting approval of a plan, Mooney will prepare a disclosure statement (the "Disclosure Statement") that describes the Plan and the proposed issuance and distribution of the Shares and Warrants. The Disclosure Statement will be filed with the Bankruptcy Court for its review and approval pursuant to Section 1125(b) of the Bankruptcy Code and sent to each creditor of Mooney.

Discussion

Based on the facts outlined above, it is our opinion that Section 1145 exempts from the registration requirements of the Securities Act the issuance of the Shares and Warrants and the resale of the Shares, Warrants and Warrant Shares by a holder thereof, who is neither an underwriter under the Bankruptcy Code nor an affiliate of MAGL under the Securities Act.

Section 1145(a) of the Bankruptcy Code - Issuance Exemption

Section 1145(a) of the Bankruptcy Code exempts from the registration requirements of the Securities Act the "offer or sale under a plan of a security of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan in exchange for a claim against, [or] an interest in, the debtor or such affiliate . ." In the contemplated transaction, the Shares and Warrants have been issued to Mooney and will be distributed to its creditors in exchange for claims against and interests in Mooney only under a plan of liquidation approved by the Bankruptcy Court (the "Plan").

The two threshold questions with respect to the applicability of the Section 1145 to the offering, issuance, sale and purchase of the Shares, the Warrants and the Warrant Shares are (1) whether the issuance of the Shares and the Warrants prior to confirmation of the Plan to Mooney for distribution under the Plan is "an offer or sale under a plan" for purposes of Section 1145(a)(1) of the Bankruptcy Code; and (2) whether MAGL is the "successor" to Mooney for purposes of Section 1145(a)(1) of the Bankruptcy Code.

With respect to the first question, we are of the opinion that such issuance was an "offer or sale under a plan" because the sale by Mooney of substantially all of its assets to MAGL and its subsidiary is an inextricable part of Mooney's contemplated Plan, and the contemplated Plan is the premise upon which the sale of the assets to MAGL and its subsidiary took place.

The staff of the Commission has taken a no-action position with respect to the non-registration of securities committed to be issued in a Section 363 sale which took place outside of the plan of reorganization. See Wickes Companies, Inc. (November 10, 1986) and Hasbro, Incorporated (September 28, 1989). In Wickes, the staff recognized that "the sale of the debtor's assets outside of a plan of reorganization was necessitated by continuing losses and rapidly depleting assets . ." There, as here and in Hasbro, compelling business reasons necessitated transfer of the Assets prior to confirmation of the Plan, in that a delay in the sale of the assets would have resulted in a significant diminution of their value.

Although in Wickes the securities were not physically issued prior to confirmation of the Plan, it is our opinion that the physical delivery by MAGL of a warrant certificate and a share certificate to Mooney prior to confirmation of the Plan, which securities, pursuant to the Asset Purchase Agreement, may only be redistributed by Mooney following the earlier of (1) the issuance of a no-action letter to the effect that the securities may be redistributed pursuant to Section 1145 of the Bankruptcy Code or (2) if this request for no action were not to be granted, the earlier of the date on which the redistribution of the securities is registered under the Securities Act or an exemption from registration of such redistribution pursuant to Rule 144(k) is available, should not change the result. Our opinion in this regard is based upon the Hasbro no-action letter, in which the applicant specified that the securities could be issued prior to the confirmation of the Plan, provided that the debtor executed and delivered to the issuer its written agreement not to redistribute the securities unless, until and pursuant to (i) either a Plan of Reorganization confirmed by the Bankruptcy Court or (ii) an opinion of the debtor's counsel, reasonably acceptable to the issuer, as to the availability of an exemption from the registration requirements of the Securities Act.

With respect to the second question described above, under prior decisions of bankruptcy courts and prior positions taken by the Staff, MAGL qualifies as a "successor of the debtor," for purposes of the exemption set forth in Section 1145(a) of the Bankruptcy Code. The Staff has consistently taken a no-action position in situations, like the present case, involving the purchase of substantially all of the assets of a debtor without the assumption of the debtor's liabilities, other than post-closing liabilities and obligations related to the assets acquired. See the Securities and Exchange Commission No-Action letters addressed to Medical Manager Corporation, SEC No-Action Letter (March 3, 2000); Nextel Communications, Inc. (May 10, 1999); U.S. Plastic Lumber Corporation (October 23, 1998); Search Capital Group, Inc. (August 30, 1996); Arrhythmia Research Technology, Inc. (November 2, 1993); and Hasbro, Incorporated (September 28, 1989). The Staff's position is similar to that held by bankruptcy courts. See In re The Stanley Hotel, Inc., 13 Bankr. 926 (Bkrtcy. D. Colorado 1981); In re Amarex, Inc., et al., 53 Bankr. 12 (Bkrtcy. W.U. Oklahoma 1985); In re Frontier Airlines, Inc. et al., 93 Bankr. 1014 (Bkrtcy. D. Colorado 1988); and In re A.H. Robbins Company, Incorporated, 88 Bank. 742 (Bkrtcy. E.D. Virginia 1988) for holdings similar to the positions taken by the Staff.

We also believe that Section 1145(a)(2) of the Bankruptcy Code exempts the offer and sale by MAGL of the underlying Warrant Shares from the registration requirements of Section 5 of the Securities Act. As required by Section 1145(a)(2), the Warrant Shares would be issued by MAGL upon exercise of a warrant, option, right or privilege that was sold in the manner specified in Section 1145(a)(1). The staff has approved of this treatment under similar circumstances in other no-action letters, and we request that it confirm this same treatment in the present instance. See, e.g., Barry's Jewelers, Inc. (July 20, 1998), Search Capital Group, Inc. (August 30, 1996), Westmark Systems Incorporated and Tracor Holdings, Incorporated (December 13, 1991), Zenith Laboratories, Incorporated (January 12, 1990), Hasbro, Inc., wpra, and Northeast Utilities, supra.

Section 4(1) of the Securities Act - Resale Exemption

Section 1145(c) of the Bankruptcy Code provides that the offer or sale of securities in a transaction referred to in Section 1145(a)(1) is deemed to be a public offering; therefore, the shares received in such offering are not restricted securities. Since the Shares and Warrants will not be "restricted securities" under Rule 144 promulgated under the Securities Act, the Shares and Warrants may be resold without registration under the Securities Act or compliance with Rule 144, provided, the reseller (i) is not an affiliate of MAGL and (ii) is not otherwise an "underwriter" under Section 1145(b) of the Bankruptcy Code. Therefore, the exemption set forth in Section 4(1) of the Securities Act, which applies to sales not involving an "issuer, underwriter or dealer," will apply to the resale of the Shares and Warrants unless the holder of such securities is deemed an affiliate of MAGL or an underwriter. If a person is an affiliate of MAGL, such Shares and Warrants will have to be sold in compliance with Rule 144. The foregoing views are supported by the following no-action letters: Arrhythmia Research Technology, Inc. (November 2, 1993), Oregon Steel Mills (February 26, 1993), Westmark Systems, Inc. (December 13, 1991), Northeast Utilities (February 11, 1991), Hasbro, Incorporated (September 28, 1989), Cyclops Industries, Inc. (June 2, 1988) and Grayhall Resources, Inc. (June 10, 1987).

The Staff also has consistently taken a no-action position with respect to the nonregistration under the Securities Act of the resale of securities issued under Section 1145(a)(2), so long as the selling security holders are not underwriters within the meaning of Section 1145(b)(1) of the Bankruptcy Code or "affiliates" of the issuer within the meaning of the Securities Act after consummation of the related plan of reorganization. See, e.g,, Barry's Jewelers, supra, Search Capital, supra, Westmark, supra, Zenith Laboratories, supra, Hasbro, supra, and Northeast Utilities, supra. Consistent with the Staffs prior no-action advice, we request that the Staff advise us that no enforcement action will be recommended if resales of the Warrant Shares issuable upon exercise of the Warrants are effected without registration under the Securities Act, so long as the selling security holders are not underwriters within the meaning of Section 1145(b)(1) of the Bankruptcy Code or affiliates of MAGL within the meaning of the Securities Act, and that selling security holders that are affiliates may effect such resales pursuant to Rule 144 under the Securities Act, registration under the Securities Act or another available exemption therefrom.

Conclusion

For the reasons stated herein, we are of the opinion that the issuance and distribution of the Shares and Warrants and the issuance of the Warrant Shares upon exercise of the Warrants are exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act, based upon the exemption provided in Section 1145(a)(1) of the Bankruptcy Code, and that the Shares, Warrants and Warrant Shares may be resold without registration by holders who are neither underwriters nor affiliates. We note particularly that the Shares, Warrants and Warrant Shares (i) will be distributed to creditors under a plan of reorganization, (ii) are those of a "successor to the debtor" and (iii) are in exchange for claims against Mooney.

Therefore, we respectfully request the assurance of the Staff that it will not recommend enforcement action with respect to the issuance, distribution, and resale of the Shares, Warrants and Warrant Shares without registration under the Securities Act by persons who are neither underwriters under the Bankruptcy Code nor affiliates of MAGL under the Securities Act.

In accordance with Securities Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. We respectfully request that the Staff address the request set forth in this letter and confirm the views expressed herein. If, for any reason, Staff does not concur with our conclusions, we would appreciate the opportunity to confer with Staff prior to any written response to this letter, Any questions regarding the foregoing request should be directed to the undersigned at (619) 699-2534. Please acknowledge receipt of this letter on the enclosed copy and return the same to the undersigned in the enclosed, self-addressed, stamped envelope.
Very truly yours,

Otto E. Sorensen
for
LUCE, FORWARD, HAMILTON & SCRIPPS lip

OES/jww
Encis.

cc: Nelson Happy, Esq.

http://www.sec.gov/divisions/corpfin/cf-noaction/mooneyeero122002.htm

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